EXPLANATORY NOTE

Weyerhaeuser Real Estate Company ("WRECO"), which is a subsidiary of Weyerhaeuser Company ("Weyerhaeuser"), is filing this registration statement on Form S-4 and Form S-1 (Reg. No. 333-193251) to register its common shares, par value $0.04 per share, which common shares will be distributed to Weyerhaeuser shareholders pursuant to ~~a spin-off or~~ a split-off in connection with the merger (the "Merger") of Topaz Acquisition, Inc. ("Merger Sub"), which is a wholly owned subsidiary of TRI Pointe Homes, Inc. ("TRI Pointe"), with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, the WRECO common shares will be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share. Prior to the consummation of the Merger, Weyerhaeuser will cause certain assets relating to Weyerhaeuser's real estate business to be transferred to, and certain liabilities relating to Weyerhaeuser's real estate business to be assumed by, WRECO and its subsidiaries. Weyerhaeuser will also cause certain assets of WRECO and its subsidiaries that will be excluded from the Transactions (as defined herein) to be transferred to, and certain liabilities of WRECO and its subsidiaries that will be excluded from the Transactions to be assumed by, Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). Weyerhaeuser NR Company ("WNR"), a wholly owned subsidiary of Weyerhaeuser, will receive cash proceeds of approximately $739 million from new debt financing to be incurred by WRECO upon the consummation of the Transactions, which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount (as defined herein), if the Adjustment Amount is payable by TRI Pointe, as described in this registration statement. TRI Pointe will file a proxy statement that relates to the annual meeting of TRI Pointe stockholders to approve, among other proposals, the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a registration statement on Form S-4 (Reg. No. 333-193248) to register the shares of its common stock, par value $0.01 per share, which will be issued in the Merger.

~~Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a~~**In the** split-off~~. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time~~**,** ~~. In a spin-off, all Weyerhaeuser shareholders would receive a pro rata number of WRECO common shares. In a split-off,~~ ~~Weyerhaeuser would~~**Weyerhaeuser will** offer its shareholders the option to exchange their Weyerhaeuser common shares for WRECO common shares in an exchange offer, which WRECO common shares ~~would~~**will** immediately be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, resulting in a reduction in Weyerhaeuser's outstanding common shares. If the exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of the exchange offer. ~~WRECO is filing this registration statement under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Once a final decision is made regarding the manner of distribution of the shares, this registration statement on Form S-4 and Form S-1, TRI Pointe's proxy statement and TRI Pointe's registration statement on Form S-4 will be amended to reflect that decision, if necessary.~~

The information in this document may change. The exchange offer and issuance of securities being registered pursuant to the registration statement of which this document forms a part may not be completed until the registration statement is effective. This document is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any state where such offer or sale is not permitted.

SUBJECT TO COMPLETION DATED MAY ~~8,~~ , 2014

PRELIMINARY PROSPECTUS—OFFER TO EXCHANGE

WEYERHAEUSER COMPANY

Offer to Exchange All Common Shares of

WEYERHAEUSER REAL ESTATE COMPANY

Which Are Owned by Weyerhaeuser Company
and Will Be Converted into the Right to Receive Shares of Common Stock of

TRI POINTE HOMES, INC.

for
Common Shares of Weyerhaeuser Company

Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), is offering to exchange all issued and outstanding common shares ("WRECO common shares") of Weyerhaeuser Real Estate Company, a Washington corporation ("WRECO"), for common shares of Weyerhaeuser ("Weyerhaeuser common shares") that are validly tendered and not properly withdrawn. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. The terms and conditions of this exchange offer are described in this document, which you should read carefully. None of Weyerhaeuser, WRECO, any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this exchange offer. You must make your own decision after reading this document and consulting with your advisors.

Weyerhaeuser's obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in "This Exchange Offer—Conditions to the Consummation of this Exchange Offer", including the satisfaction of conditions to the Transactions, which include TRI Pointe stockholder approval of the issuance of TRI Pointe common stock in the Merger and other conditions.

Immediately following the consummation of this exchange offer, a special purpose merger subsidiary of TRI Pointe Homes, Inc., a Delaware corporation ("TRI Pointe"), named Topaz Acquisition, Inc., a Washington corporation ("Merger Sub"), will be merged with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe (the "Merger"). In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of common stock of TRI Pointe ("TRI Pointe common stock"). Accordingly, WRECO common shares will not be transferred to participants in this exchange offer; participants will instead receive shares of TRI Pointe common stock in the Merger. No trading market currently exists or will ever exist for WRECO common shares. You will not be able to trade the WRECO common shares before or after they are converted into the right to receive shares of TRI Pointe common stock in the Merger. There can be no assurance that shares of TRI Pointe common stock issued in the Merger will trade at the same prices at which shares of TRI Pointe common stock are traded prior to the Merger.

*Weyerhaeuser will calculate the value of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock based on the simple arithmetic averages of the daily volume-weighted average prices ("VWAP") of Weyerhaeuser common shares and TRI Pointe common stock on the New York Stock Exchange ("NYSE") on each of the last three trading days ("Valuation Dates") of the exchange offer period (including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension (as described below). Based on an expiration date of ~~———,~~ **June 30,** 2014, the Valuation Dates are expected to be ~~———,~~ **June 26,** 2014, ~~———,~~ **June 27,** 2014 and ~~———,~~ **June 30,** 2014. See "This Exchange Offer—Terms of this Exchange Offer".*

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a ***10****% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth*

*in this document. However, the exchange ratio is subject to an upper limit, as discussed in "This Exchange Offer—Upper Limit". Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $ **1.11** of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. This exchange offer does not provide for a minimum exchange ratio. See "This Exchange Offer—Terms of this Exchange Offer". If the upper limit is in effect, then the exchange ratio will be fixed at the upper limit and this exchange offer will be automatically extended (a "Mandatory Extension") until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during that period. IF THE UPPER LIMIT IS IN EFFECT, AND UNLESS YOU PROPERLY WITHDRAW YOUR SHARES, YOU WILL RECEIVE LESS THAN $ **1.11** OF WRECO COMMON SHARES FOR EACH $1.00 OF WEYERHAEUSER COMMON SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.*

*The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on ——— , ——— **May 19, 2014** (the last trading day before the date of this document), based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on ——————,**May 15,** 2014, ———————,**May 16,** 2014 and ———————,**May 19,** 2014, would have provided for **1.5536** WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) to be exchanged for every Weyerhaeuser common share accepted. The value of WRECO common shares received and, following the consummation of the Merger, the value of TRI Pointe common stock received may not remain above the value of Weyerhaeuser common shares tendered following the expiration date of this exchange offer.*

*THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON ——— ,**JUNE 30,** 2014, UNLESS THE OFFER IS EXTENDED OR TERMINATED. WEYERHAEUSER COMMON SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.*

———————————————

In reviewing this document, you should carefully consider the risk factors discussed beginning on page ~~48~~41 of this document.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus—Offer to Exchange is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus—Offer to Exchange is   , 2014.

Unless there is a Mandatory Extension, the final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced by press release no later than 4:30 p.m., New York City time, on the expiration date. At that time, the final exchange ratio will be available at http://www.WeyerhaeuserTRIPointeExchange.com and from the information agent at the toll-free number provided on the back cover of this document. Weyerhaeuser will announce whether the upper limit on the number of WRECO common shares (which will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock per WRECO common share in the Merger) that can be received for each Weyerhaeuser common share tendered will be in effect at the expiration of the exchange offer period, at http://www.WeyerhaeuserTRIPointeExchange.com and by press release, no later than 4:30 p.m., New York City time, on the expiration date. Throughout this exchange offer, indicative exchange ratios (calculated in the manner described in this document) will also be available on that website and from the information agent at the toll-free number provided on the back cover of this document.

This document provides information regarding Weyerhaeuser, WRECO, TRI Pointe and the Transactions (as defined below), in which Weyerhaeuser common shares may be exchanged for WRECO common shares, which will then be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger, which shares of TRI Pointe common stock will then be distributed to participating Weyerhaeuser shareholders. Weyerhaeuser common shares are listed on the NYSE under the symbol "WY". TRI Pointe common stock is listed on the NYSE under the symbol "TPH". On ——— ,May 19, 2014, the last reported sale price of Weyerhaeuser common shares on the NYSE was $——— ,30.21, and the last reported sale price of TRI Pointe common stock on the NYSE was $——— .16.96. The market prices of Weyerhaeuser common shares and of TRI Pointe common stock will fluctuate prior to the completion of this exchange offer and thereafter and may be higher or lower at the expiration date than the prices set forth above. No trading market currently exists for WRECO common shares, and no such market will exist in the future. WRECO has not applied for listing of its common shares on any exchange.

~~WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.~~If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed pursuant to a pro rata distribution (a spin-off) also consummated on the closing date of the Merger. If this exchange offer is terminated by Weyerhaeuser without the exchange of shares, but the conditions to the consummation of the Transactions have otherwise been satisfied, Weyerhaeuser intends to distribute all of the issued and outstanding WRECO common shares on a pro rata basis to Weyerhaeuser shareholders, with a record date to be announced by Weyerhaeuser. See "This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer".

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.6% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.4% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 1.0% of the then outstanding TRI Pointe common stock.

i

This document incorporates by reference important business and financial information about Weyerhaeuser and TRI Pointe from documents filed with the U.S. Securities and Exchange Commission ("SEC") that have not been included in or delivered with this document. This information is available at the website that the SEC maintains at *http://www.sec.gov*, as well as from other sources. See "Where You Can Find More Information; Incorporation By Reference". You also may ask any questions about this exchange offer or request copies of the exchange offer documents from Weyerhaeuser, without charge, upon written or oral request to Weyerhaeuser's information agent, Innisfree M&A Incorporated, located at 501 Madison Avenue, 20th Floor, New York, New York 10022 or at telephone number (877) 687-1866 (shareholders) or (212) 750-5833 (banks and brokers). In order to receive timely delivery of the documents, you must make your requests no later than ———— , June 25, 2014.

Weyerhaeuser has provided all information contained or incorporated by reference in this document with respect to Weyerhaeuser and WRECO and their respective subsidiaries, the Real Estate Business and the terms and conditions of this exchange offer. TRI Pointe has provided all information contained or incorporated by reference in this document with respect to TRI Pointe and Merger Sub and their respective subsidiaries, as well as information with respect to TRI Pointe after the consummation of the Transactions. This document contains references to trademarks, trade names and service marks, including "Avanti", "Camberley Homes", "Everson Homes", "Evoke", "Maracay Homes", "Pardee Homes", "Quadrant Homes", "Texas Casual Cottages", "Trendmaker Homes", "Urban Innovations" and "Winchester Homes", that are owned by WRECO and its related entities.

This document is not an offer to sell or exchange and it is not a solicitation of an offer to buy any Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock in any jurisdiction in which the offer, sale or exchange is not permitted. Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See "This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions" for additional information about limitations on this exchange offer outside the United States.

- "Tax Sharing Agreement" means the tax sharing agreement to be entered into by Weyerhaeuser, TRI Pointe and WRECO on or prior to the date on which validly tendered Weyerhaeuser common shares are accepted for payment pursuant to the Distribution;

- "TPH LLC" means TRI Pointe Homes, LLC, the entity that was reorganized from a Delaware limited liability company into a Delaware corporation and renamed TRI Pointe Homes, Inc. in connection with its initial public offering;

- "Transaction Agreement" means the Transaction Agreement, dated as of November 3, 2013, by and among Weyerhaeuser, WRECO, TRI Pointe and Merger Sub, which is incorporated by reference into this document;

- "Transaction Documents" has the meaning ascribed to it in the Transaction Agreement;

- "Transactions" means the transactions contemplated by the Transaction Agreement and the other Transaction Documents, which provide for, among other things, the New Debt, the REB Transfers, the Distribution, the WRECO Spin, the WRECO Stock Split and the Merger, as described in "The Transactions";

- "TRI Pointe" means TRI Pointe Homes, Inc., a Delaware corporation, and, unless the context otherwise requires, its subsidiaries. For periods prior to September 24, 2010, "TRI Pointe" refers to the entities through which it conducted its business during those periods. For periods from and after September 24, 2010 and prior to January 30, 2013, "TRI Pointe" refers to TPH LLC and, unless the context otherwise requires, its subsidiaries and affiliates;

- "TRI Pointe Bylaws" means the Amended and Restated Bylaws of TRI Pointe Homes, Inc.;

- "TRI Pointe Charter" means the Amended and Restated Certificate of Incorporation of TRI Pointe Homes, Inc.;

- "TRI Pointe common stock" means the common stock, par value $0.01 per share, of TRI Pointe;

- "TRI Pointe Stockholder Approval" means the approval by TRI Pointe stockholders of the issuance of shares of TRI Pointe common stock in the Merger;

- "TRI Pointe stockholders" means the holders of TRI Pointe common stock;

- "US Bancorp" means U.S. Bancorp Investments, Inc.;

- "US Bank" means U.S. Bank, National Association;

- "Valuation Dates" means each of the last three trading days of the exchange offer period (including the expiration date), as it may be voluntarily extended, but not including the last two trading days that are part of any Mandatory Extension. Based on an expiration date of ——,**June 30,** 2014, the Valuation Dates are expected to be ——,**June 26,** 2014, ——,**June 27,** 2014 and ——,**June 30,** 2014;

- "VWAP" means volume-weighted average price;

- "Voting Agreements" means the Voting Agreements incorporated by reference as Exhibits 9.1, 9.2, 9.3 and 9.4 to this document;

- "Weyerhaeuser" means Weyerhaeuser Company, a Washington corporation, and, unless the context otherwise requires, its subsidiaries, other than WRECO and any of its subsidiaries;

- "Weyerhaeuser common shares" means the common shares, par value $1.25 per share, of Weyerhaeuser;

- "Weyerhaeuser shareholders" means the holders of Weyerhaeuser common shares;

- "WNR" means Weyerhaeuser NR Company, a Washington corporation that is a wholly owned subsidiary of Weyerhaeuser and the current direct parent entity of WRECO;

- "WRECO" means Weyerhaeuser Real Estate Company, a Washington corporation, and, prior to the consummation of the Transactions, an indirect wholly owned subsidiary of Weyerhaeuser, and, unless the context otherwise requires, its subsidiaries;

- "WRECO Bylaws" means the Bylaws of WRECO;

- "WRECO Charter" means the Articles of Incorporation of WRECO;

- "WRECO common shares" means the common shares of WRECO, par value $0.04 per share;

- "WRECO Spin" means the distribution by WNR of all of the issued and outstanding WRECO common shares to Weyerhaeuser; and

QUESTIONS AND ANSWERS ABOUT THIS EXCHANGE OFFER AND THE TRANSACTIONS

The following are some of the questions that Weyerhaeuser shareholders may have and answers to those questions. These questions and answers, as well as the summary that follows them, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. You are urged to read this document in its entirety prior to making any investment decision.

Questions and Answers About This Exchange Offer

Q: *Who may participate in this Exchange Offer?*

A: Any U.S. holder of Weyerhaeuser common shares during the exchange offer period may participate in this exchange offer. Holders of Weyerhaeuser's 6.375% Mandatory Convertible Preference Shares, Series A, may participate in this exchange offer only to the extent that they convert their preference shares into Weyerhaeuser common shares and validly tender those Weyerhaeuser common shares prior to the expiration of this exchange offer. Although Weyerhaeuser has mailed this document to its shareholders to the extent required by U.S. law, including to shareholders located outside the United States, this document is not an offer to buy, sell or exchange and it is not a solicitation of an offer to buy or sell any Weyerhaeuser common shares, TRI Pointe common stock or WRECO common shares in any jurisdiction in which such offer, sale or exchange is not permitted.

Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. None of Weyerhaeuser, WRECO or TRI Pointe has taken any action under non-U.S. regulations to facilitate a public offer to exchange Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock outside the United States. Accordingly, the ability of any non-U.S. person to tender Weyerhaeuser common shares in this exchange offer will depend on whether there is an exemption available under the laws of such person's home country that would permit the person to participate in this exchange offer without the need for Weyerhaeuser, WRECO or TRI Pointe to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.

Non-U.S. shareholders should consult their advisors in considering whether they may participate in this exchange offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Weyerhaeuser common shares, WRECO common shares or TRI Pointe common stock that may apply in their home countries. None of Weyerhaeuser, WRECO or TRI Pointe can provide any assurance about whether such limitations may exist. See "This Exchange Offer—Certain Matters Relating to Non-U.S. Jurisdictions" for additional information about limitations on this exchange offer outside the United States.

Q: *How many WRECO common shares will I receive for each Weyerhaeuser common share that I tender?*

A: This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in "This Exchange Offer—Upper Limit". If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $ **1.11** of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $ **1.11** of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Please note, however, that:

- The number of shares you can receive is subject to ~~an~~**a preliminary** upper limit of 1.7262 WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer **(such preliminary upper limit is based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE on the third, fourth and fifth trading days before the expected commencement of this exchange offer)**. The next question and answer below describe how this limit may impact the value you receive.

- This exchange offer does not provide for a minimum exchange ratio. See "This Exchange Offer—Terms of this Exchange Offer".

- Because this exchange offer is subject to proration in the event of oversubscription, Weyerhaeuser may accept for exchange only a portion of the Weyerhaeuser common shares tendered by you.

- The percentage of ownership by Weyerhaeuser shareholders and TRI Pointe stockholders following the Merger is calculated independently from, and is not affected by, the upper limit. If in effect, the upper limit will alter the number of WRECO common shares that will be exchanged for each Weyerhaeuser common share. Regardless of whether the upper limit is in effect, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 shares of TRI Pointe common stock.

Q: ***Is there a limit on the number of WRECO common shares that I can receive for each Weyerhaeuser common share that I tender?***

A: The number of shares you can receive is subject to an upper limit of 1.7262 WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a 10% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. If the upper limit is in effect, you will ultimately receive less than $1.11 of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less. ~~For~~**If the calculated per-share value of Weyerhaeuser common shares was $30.48 (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to the date of submission of this document) and the calculated per-share value of WRECO common shares was $20.39 (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the upper limit would not have been in effect, and the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $1.11 for each $1.00 of Weyerhaeuser common shares accepted for exchange.**

However, for example, if the calculated per-share value of Weyerhaeuser common shares was $~~(~~**32.00 (5% higher than** the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to ~~commencement~~**the date of submission** of this ~~exchange offer~~**document**) and the calculated per-share value of WRECO common shares was $19.37 (based on **a figure 5% lower than** the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $1.04 for each $1.00 of Weyerhaeuser common shares accepted for exchange.

The upper limit was calculated to correspond to a 19% discount to the equivalent amount of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE on ~~ ,~~**May 15,** 2014, ~~ ,~~**May 16,** 2014 and ~~ ,~~**May 19,** 2014 (the ~~last three~~**third, fourth and fifth** trading days before the **expected** commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Q: ***What will happen if the upper limit is in effect?***

A: Weyerhaeuser will announce whether the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at *http://www.WeyerhaeuserTRIPointeExchange.com* and separately by press release, no later than 4:30 p.m., New York City time, on the expiration date of this exchange offer. If the upper limit is in effect at that time, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. The daily VWAPs and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at —————.**1.7262.** See "This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension".

7

tendered Weyerhaeuser common shares to receive, and will forfeit any rights to, WRECO common shares distributed on a pro rata basis to Weyerhaeuser shareholders in the event this exchange offer is not fully subscribed.

Regardless of whether this exchange offer is fully subscribed, the exchange agent will hold all issued and outstanding WRECO common shares (including any shares distributed on a pro rata basis) in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See "This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after This Exchange Offer".

Q: ***Will all Weyerhaeuser common shares that I tender be accepted in this exchange offer?***

A: Not necessarily. Depending on the number of Weyerhaeuser common shares validly tendered in this exchange offer and not properly withdrawn, and the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in "This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares".

An exception to proration can apply to shareholders who beneficially own "odd-lots", that is, fewer than 100 Weyerhaeuser common shares. Beneficial holders of fewer than 100 Weyerhaeuser common shares who validly tender all of their shares and request preferential treatment as described in "This Exchange Offer—Terms of this Exchange Offer—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares" will not be subject to proration.

In all other cases, Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis according to the number of shares tendered by each shareholder (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares). Any Weyerhaeuser common shares not accepted for exchange in this exchange offer as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined.

Q: ***Will I be able to sell my WRECO common shares after this exchange offer is completed?***

A: No. There currently is no trading market for WRECO common shares and no trading market will be established in the future. The exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. See "This Exchange Offer—Distribution of Any WRECO Common Shares Remaining after this Exchange Offer".

Q: ***How many Weyerhaeuser common shares will Weyerhaeuser accept if this exchange offer is completed?***

A: The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered. Because Weyerhaeuser will offer 100,000,000 WRECO common shares in this exchange offer, the number of Weyerhaeuser common shares that will be accepted will equal 100,000,000 divided by the final exchange ratio. For example, assuming that the final exchange ratio is **1.7262** (the maximum number of WRECO common shares that could be exchanged for one Weyerhaeuser common share), then Weyerhaeuser would accept up to a total of approximately **57,930,715** Weyerhaeuser common shares.

Q: ***Are there any conditions to Weyerhaeuser's obligation to complete this exchange offer?***

A: Yes. This exchange offer is subject to various conditions listed under "This Exchange Offer—Conditions to the Consummation of this Exchange Offer". If any of these conditions is not satisfied or waived prior to the expiration of this exchange offer, Weyerhaeuser will not be required to accept shares for exchange and may extend or terminate this exchange offer. Weyerhaeuser reserves the absolute right to waive any of the conditions of this exchange offer except for those conditions identified as "Mandatory Conditions" under "This Exchange Offer—Conditions to the Consummation of this Exchange Offer", or any defect or irregularity in the tender of any Weyerhaeuser common shares.

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The Mandatory Conditions are:

- the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe's Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

- all conditions precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement will have been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) and there will be no reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see "The Transaction Agreement—Conditions to the Consummation of the Transactions"); and

- the Transaction Agreement has not been terminated.

Q: When does this exchange offer expire?

A: The period during which you are permitted to tender your Weyerhaeuser common shares in this exchange offer will expire at 12:00 midnight, New York City time, on ————,**June 30,** 2014, unless Weyerhaeuser extends this exchange offer. See "This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment".

Q: Can this exchange offer be extended and under what circumstances?

A: Yes. Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions to the consummation of this exchange offer described in the next section entitled "This Exchange Offer—Conditions to the Consummation of this Exchange Offer" are not satisfied or waived prior to the expiration of this exchange offer, (ii) to comply with any applicable law or to obtain any governmental, regulatory or other approvals or (iii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to this exchange offer, including as required in connection with any material changes to the terms of or information concerning this exchange offer as described below. In addition, if the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally scheduled expiration date. Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at *http://www.WeyerhaeuserTRIPointeExchange.com* and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Q: How do I participate in this exchange offer?

A: The procedures you must follow to participate in this exchange offer depend on whether you hold your Weyerhaeuser common shares in certificated form, through a broker, dealer, commercial bank, trust company or similar institution, in book-entry form via DRS or in uncertificated form as CIP Shares. For specific instructions about how to participate, see "This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering".

Q: How do I tender my Weyerhaeuser common shares after the final exchange ratio has been determined?

A: If you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described in the section entitled "This Exchange Offer—Terms of this Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures". If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

If your Weyerhaeuser common shares are held through an institution and you wish to tender your Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a notice of guaranteed delivery to the exchange agent via facsimile prior to 12:00 midnight, New York City time, on the expiration date.

Q: Can I tender only a portion of my Weyerhaeuser common shares in this exchange offer?

A: Yes. You may tender all, some or none of your Weyerhaeuser common shares.

Q: *What do I do if I want to retain all of my Weyerhaeuser common shares?*

A: If you want to retain all of your Weyerhaeuser common shares, you do not need to take any action, but please note that after the consummation of the Transactions, the Real Estate Business will no longer be owned by Weyerhaeuser, and as a holder of Weyerhaeuser common shares you will no longer hold shares in a company that owns the Real Estate Business. However, if this exchange offer is consummated but is not fully subscribed, the remaining WRECO common shares will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In the event any remaining WRECO common shares are distributed on a pro rata basis, in connection with the Merger, each such WRECO common share will be immediately converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

Q: *Can I change my mind after I tender my Weyerhaeuser common shares?*

A: Yes. You may withdraw your tendered shares at any time before this exchange offer expires. See "This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights". If you change your mind again, you can re-tender your Weyerhaeuser common shares by following the tender procedures again prior to the expiration of this exchange offer.

Q: *Will I be able to withdraw the Weyerhaeuser common shares I tender after the final exchange ratio has been determined?*

A: Yes. The final exchange ratio used to determine the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be announced no later than 4:30 p.m., New York City time, on the expiration date of this exchange offer, which is ————,**June 30,** 2014, unless this exchange offer is extended or terminated. You have the right to withdraw Weyerhaeuser common shares you have tendered at any time before 12:00 midnight, New York City time, on the expiration date, which is ————,**June 30,** 2014. See "This Exchange Offer—Terms of this Exchange Offer".

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of this exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date, which will permit you to tender or properly withdraw your Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Q: *How do I withdraw my tendered Weyerhaeuser common shares after the final exchange ratio has been determined?*

A: If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. The information that must be included in that notice is specified under "This Exchange Offer—Terms of this Exchange Offer—Withdrawal Rights".

If you hold your shares through a broker, dealer, commercial bank, trust company or similar institution, you should consult that institution on the procedures you must comply with and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or facsimile notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, on the expiration date. If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for those shares directly to the exchange agent.

If your Weyerhaeuser common shares are held through an institution and you wish to withdraw Weyerhaeuser common shares after The Depository Trust Company has closed, the institution must deliver a written notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company's notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company's procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company. See "This

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Step 2   *New Debt*

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in "Debt Financing—Debt Securities" and "Debt Financing—Bridge Facility". Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO's intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3   *REB Transfers*

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4   *WRECO Spin*

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5   *Distribution*

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.

Step 6   *Merger*

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.6% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.4% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 1.0% of the then outstanding TRI Pointe common stock.

Step 7   *Payment of Adjustment Amount*

In addition to the cash payments by WRECO to WNR described in "The Transaction Agreement—Incurrence of New Debt and Repayment of Intercompany Debt", the Transaction Agreement provides that, on the Closing Date, either TRI Pointe or WNR, as applicable, will pay the Adjustment Amount in cash to the other party, as more fully described in "The Transaction Agreement—Payment of Adjustment Amount." The Adjustment Amount is not subject to any aggregate limitation but is calculated based on certain variable amounts, some of which are subject to individual limitations. The most significant of these variable amounts is the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date, which is subject to a maximum limit of $950 million. Weyerhaeuser and TRI Pointe believe that any changes to the other variable amounts will not materially impact the Adjustment Amount, and that as such the limit on the amount of intercompany indebtedness owed by WRECO to WNR on the Closing Date creates a de facto limit on the Adjustment Amount. Based on calculations by Weyerhaeuser that have been provided to TRI Pointe, it is expected that WNR will pay an Adjustment Amount in cash to TRI Pointe on the Closing Date.

Q: *What are the material U.S. federal income tax consequences to TRI Pointe and TRI Pointe stockholders resulting from the Transactions?*

A: TRI Pointe will not recognize any gain or loss for U.S. federal income tax purposes as a result of the Merger. Because TRI Pointe stockholders will not participate in the Distribution or the Merger, TRI Pointe stockholders generally will not recognize gain or loss upon either the Distribution (including this exchange offer) or the Merger. **TRI Pointe stockholders should consult their own tax advisors for a full understanding of the tax consequences to them of the Distribution and the Merger**. The material U.S. federal income tax consequences of the Distribution and the Merger are described in more detail in "This Exchange Offer—Material U.S. Federal Income Tax Consequences of the Distribution and the Merger".

Q: *What will TRI Pointe stockholders receive in the Merger?*

A: TRI Pointe stockholders will not directly receive any consideration in the Merger. All shares of TRI Pointe common stock issued and outstanding immediately before the consummation of the Merger will remain issued and outstanding after the consummation of the Merger. Immediately after the consummation of the Merger, TRI Pointe stockholders will continue to own shares in TRI Pointe, which will include the Real Estate Business.

Q: *What is the estimated total value of the consideration to be paid by TRI Pointe in the Transactions?*

A: TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of   **$16.18** per share for TRI Pointe common stock on the NYSE on **May 15,** 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions), but not including any Adjustment Amount as described in "The Transaction Agreement—Payment of Adjustment Amount," would have been approximately $ **2.8** billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

Q: *Are there possible adverse effects on the value of TRI Pointe common stock to be received by Weyerhaeuser shareholders who participate in the exchange offer?*

A: This exchange offer is designed to permit Weyerhaeuser shareholders to exchange their Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. The existence of a discount, along with the issuance of shares of TRI Pointe common stock pursuant to the Merger, may negatively affect the market price of TRI Pointe common stock. Further, WRECO will be the obligor on the New Debt after the consummation of the Transactions, which New Debt will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. This additional indebtedness could materially and adversely affect the liquidity, results of operations and financial condition of TRI Pointe. TRI Pointe also expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in "The Transaction Agreement—Payment of Adjustment Amount". While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe's liquidity, cash flows and results of operations in the periods in which they are incurred. Finally, TRI Pointe's management will be required to devote a significant amount of time and attention to the process of integrating the operations of TRI Pointe and the Real Estate Business. If TRI Pointe's management is not able to effectively manage the process, TRI Pointe's business could suffer and its stock price may decline. See "Risk Factors" for a further discussion of the material risks associated with the Transactions.

Q: *How will the Transactions impact the future liquidity and capital resources of TRI Pointe?*

A: The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions. TRI Pointe expects that the Transactions will be accretive on an earnings per share basis, taking into account the estimated purchase price allocation and pro forma capital structure, increase TRI Pointe's revenues and earnings and enhance cash flow generation. TRI Pointe anticipates that its primary sources of liquidity for working capital and operating activities, including any future acquisitions, will be cash provided by operations and borrowings under the Revolving Credit Agreement or a new credit facility. TRI Pointe believes that the combination of the Real Estate Business with TRI Pointe's existing business will result in annualized synergies of approximately $21 million in 2015 and approximately $30 million annually thereafter. Synergies resulting from the combination are expected to be derived from, among other areas, overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations. See "Information on TRI Pointe—TRI Pointe's Liquidity and Capital Resources After the Transactions".

TRI Pointe expects to incur significant one-time costs in connection with the Transactions, including (i) up to $15 million of Transaction-related fees and expenses, including legal, accounting and other professional fees, but excluding financing-related fees, transition and integration expenses and advisory fees, (ii) approximately $6 million of advisory fees, (iii) approximately $28 million of financing-related fees, (iv) if the Transactions are consummated, reimbursement of up to $15 million of Transaction-related fees and expenses incurred by Weyerhaeuser, other than advisory fees, and (v) transition and integration expenses. Additionally, TRI Pointe may have to pay the Adjustment Amount in cash to WNR, as described in "The Transaction Agreement—Payment of Adjustment Amount". While TRI Pointe expects to be able to fund these one-time costs and the Adjustment Amount, if payable by TRI Pointe, using cash from operations and borrowings under existing and anticipated credit sources, these costs will negatively impact TRI Pointe's liquidity, cash flows and results of operations in the periods in which they are incurred.

Q: How do the Transactions impact TRI Pointe's dividend policy?

A: Pursuant to the Transaction Agreement, TRI Pointe has agreed to not pay any dividends in respect of its shares of capital stock without the prior consent of Weyerhaeuser until after the consummation of the Merger. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe's board of directors and will depend on TRI Pointe's financial condition, results of operations and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

Q: What will Weyerhaeuser and its subsidiaries receive in the Transactions?

A: WNR, a subsidiary of Weyerhaeuser, will receive approximately $739 million of the cash proceeds of the New Debt, which will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). WNR may also receive a cash payment of the Adjustment Amount, if the Adjustment Amount is payable by TRI Pointe, as described in "The Transaction Agreement—Payment of Adjustment Amount". The New Debt will be a debt obligation of WRECO, which will be a wholly owned subsidiary of TRI Pointe after the consummation of the Merger, and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions.

Q. What will you receive in the Transactions?

A. Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive shares of TRI Pointe common stock in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock, as described in "The Transaction Agreement—The Merger".

~~As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.~~ *Q: Are there any conditions to the consummation of the Transactions?*

A: Yes. The consummation of the Transactions is subject to a number of conditions, including:

- the approval by TRI Pointe stockholders of the issuance of TRI Pointe common stock in the Merger;

- the termination or expiration of the waiting period under the HSR Act (early termination was granted on January 14, 2014), and the receipt of any other necessary antitrust approvals;

- the absence of any judgment or law issued or enacted by any governmental authority of competent jurisdiction that is in effect and enjoins or makes illegal the consummation of the Transactions;

- the effectiveness under the Securities Act of WRECO's registration statement on Form S-4 and Form S-1 (Reg. No. 333-193251) and TRI Pointe's registration statement on Form S-4 (Reg. No. 333-193248), and the absence of any stop order or proceedings seeking a stop order;

- the receipt of the Covington & Burling Tax Opinion and the Gibson Dunn Tax Opinion by Weyerhaeuser and TRI Pointe, respectively;

- the approval for quotation on the NYSE of the shares of TRI Pointe common stock to be issued in connection with the Merger and upon the exercise of TRI Pointe equity awards from time to time, subject to official notice of issuance; and

18

Weyerhaeuser Real Estate Company, a Washington corporation, was founded in 1970 and is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012,**2013,** WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO's core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders and the sale of commercial and multi-family properties, primarily in Southern California.

The Transactions

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe's business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $ **16.18** per share for TRI Pointe common stock on the NYSE on ~~,~~**May 15,** 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in "The Transaction Agreement—Payment of Adjustment Amount," would have been approximately $ **2.8** billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All outstanding shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe's current trading symbol "TPH".

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1   *WRECO Stock Split*

On January 17, 2014, WRECO effected the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

Step 2   *New Debt*

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in "Debt Financing—Debt Securities" and "Debt Financing—Bridge Facility". Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO's intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3   *REB Transfers*

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4   *WRECO Spin*

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5   *Distribution*

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

~~As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.~~

Number of WRECO Common Shares to be Distributed to Weyerhaeuser Shareholders

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares validly tendered and not properly withdrawn. Weyerhaeuser has caused WRECO to effect the WRECO Stock Split so that the total number of WRECO common shares issued and outstanding immediately prior to the effective time of the Merger will equal 100,000,000.

Terms of this Exchange Offer

Weyerhaeuser is offering Weyerhaeuser shareholders the opportunity to exchange their shares for WRECO common shares. You may tender all, some or none of your Weyerhaeuser common shares. This document and related documents are being sent to persons who directly held Weyerhaeuser common shares on **May 22,** 2014 and brokers, banks and similar persons whose names or the names of whose nominees appear on Weyerhaeuser's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Weyerhaeuser common shares on that date.

Weyerhaeuser common shares validly tendered and not properly withdrawn will be accepted for exchange at the exchange ratio determined as described in "This Exchange Offer—Terms of this Exchange Offer" on the terms and conditions of this exchange offer and subject to the limitations described below, including the proration provisions. Weyerhaeuser will return promptly any Weyerhaeuser common shares that are not accepted for exchange following the expiration of this exchange offer and the determination of the final proration factor, if any, described below.

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock into which those WRECO common shares would be converted in the Merger, calculated on the basis described in "This Exchange Offer—Terms of this Exchange Offer" and taking into account the upper limit, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on **May 19,** 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on **May 15,** 2014, **May 16,** 2014 and **May 19,** 2014. The table also shows the effects of a **10**% increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values as of **May 19,** 2014.

Weyerhaeuser common shares		TRI Pointe common stock		Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares[1]	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio[2]
As of	**May 19,**	As of	**May 19,**	**30.1566**	**21.5673**	**16.6286**	**1.5536**	**2.0150**	**1.11**
Down	**10**%	Up	**10**%	**27.1410**	**23.7240**	**18.2915**	**1.2711**	**1.6487**	**1.11**
Down	**10**%	Unchanged		**27.1410**	**21.5673**	**16.6286**	**1.3983**	**1.8135**	**1.11**
Down	**10**%	Down	**10**%	**27.1410**	**19.4106**	**14.9657**	**1.5536**	**2.0150**	**1.11**
Unchanged		Up	**10**%	**30.1566**	**23.7240**	**18.2915**	**1.4124**	**1.8319**	**1.11**
Unchanged		Down	**10**%[3]	**30.1566**	**19.4106**	**14.9657**	**1.7262**	**2.2389**	**1.11**
Up	**10**%	Up	**10**%	**33.1723**	**23.7240**	**18.2915**	**1.5536**	**2.0150**	**1.11**
Up	**10**%	Unchanged		**33.1723**	**21.5673**	**16.6286**	**1.7090**	**2.2165**	**1.11**
Up	**10**%	Down	**10**%[34]	**33.1723**	**19.4106**	**14.9657**	**1.7262**	**2.2389**	**1.01**

(1) The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).

(2) The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the **number of WRECO common shares per Weyerhaeuser common share (i.e., the** exchange ratio**)**, divided by (ii) the calculated per-share value of Weyerhaeuser common shares.

(3) In this scenario, **the exchange ratio is equal to the upper limit.**

(4)   **In this scenario,** the upper limit is in effect. Absent the upper limit, the exchange ratio would have been **1.8989** WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the expiration date, that the exchange ratio ~~will~~**would** be fixed at the upper limit and that this exchange offer ~~will~~**would** be extended until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date.

During the three-month period of ―――, ―**February 19, 2014** through ――,**May 19,** 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $ **30.48** and the lowest closing price of TRI Pointe common stock on the NYSE was $――,**15.72.** If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, ~~you would have received only the limit of WRECO common shares for each Weyerhaeuser common share tendered~~**the upper limit would not have been in effect**, and the value of ~~those~~ WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), ~~would have been less than the value of~~**received for** Weyerhaeuser common shares accepted for exchange (**would be** approximately $―――― ~~of WRECO common shares~~**1.11** for each $1.00 of Weyerhaeuser common shares accepted for exchange~~)~~.

Extension; Termination

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on ―――,**June 30,** 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer. Weyerhaeuser may extend or terminate this exchange offer as described in "This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment".

Mandatory Extension

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date.

Weyerhaeuser will publicly announce any extension (mandatory or otherwise) at *http://www.WeyerhaeuserTRIPointeExchange.com* and separately by press release no later than 9:00 a.m., New York City time, on the next business day following the previously scheduled expiration date.

Conditions to the Consummation of this Exchange Offer

Weyerhaeuser's obligation to exchange WRECO common shares for Weyerhaeuser common shares is subject to the conditions described in "This Exchange Offer—Conditions to the Consummation of this Exchange Offer", including the satisfaction of conditions to the consummation of the Transactions and other conditions. Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date (the three conditions listed first being the unwaivable "Mandatory Conditions"):

- the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe's Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

- any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see "The Transaction Agreement—Conditions to the Consummation of the Transactions");

- the Transaction Agreement has been terminated;

- any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

  - any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser, WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will

28

have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay the consummation of this exchange offer;

- any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

- any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

- any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index within a period of 60 consecutive days or less occurring after ——————, ——————**May 21, 2014**;

- a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

- a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

- if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

- any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

- any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this exchange offer;

- any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

- a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser's reasonable judgment, impaired the benefits of this exchange offer.

For a description of the material conditions precedent to the Transactions, see "The Transaction Agreement—Conditions to the Consummation of the Transactions".

Weyerhaeuser may waive any of the conditions to this exchange offer prior to the expiration of this exchange offer, except for the Mandatory Conditions described in "This Exchange Offer—Conditions to the Consummation of this Exchange Offer". TRI Pointe has no right to waive any of the conditions to this exchange offer.

Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares

If, upon the expiration of this exchange offer, Weyerhaeuser shareholders have validly tendered and not properly withdrawn more Weyerhaeuser common shares than Weyerhaeuser is able to accept for exchange (taking into account the exchange ratio and the total number of issued and outstanding WRECO common shares), Weyerhaeuser will accept for exchange the Weyerhaeuser common shares validly tendered and not properly withdrawn by each tendering shareholder on a pro rata basis according to the number of shares tendered by each shareholder (rounded to the nearest whole number of Weyerhaeuser common shares, and subject to any adjustment necessary to ensure the exchange of all issued and outstanding WRECO common shares), except for tenders of odd-lots, as described below.

Any beneficial holder of fewer than 100 Weyerhaeuser common shares who wishes to tender all of those shares without being subject to proration as discussed above must check the box entitled "Odd-Lot Shares" on the letter of transmittal. If your odd-lot shares are held by a broker, dealer, commercial bank, trust company or similar institution for your account, you can contact your broker, dealer, commercial bank, trust company or similar institution and request the preferential treatment.

Weyerhaeuser will announce the preliminary proration factor by press release as promptly as practicable after the expiration date. Upon determining the number of Weyerhaeuser common shares validly tendered for exchange, Weyerhaeuser will announce the final results, including the final proration factor.

	As of and for the Three Months Ended March 31, 2014	For the Year Ended December 31, 2013
	(Dollar amounts in thousands, except per share figures)	
Cash, cash equivalents and marketable securities	$ 39,351	
Inventory	$ 1,971,953	
Total assets	$ ~~2,536,353~~ **2,531,925**	
Debt payable	$ 976,933	
Total liabilities	$ 1,169,873	
Stockholders' equity	$ ~~1,336,261~~ **1,331,833**	

Summary Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for TRI Pointe, WRECO and Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with the unaudited financial statements of TRI Pointe and related notes thereto contained in TRI Pointe's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and the audited consolidated financial statements of TRI Pointe and related notes thereto contained in TRI Pointe's Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated by reference in this document. The WRECO historical data have been derived from and should be read together with WRECO's unaudited and audited consolidated financial statements and related notes thereto included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the unaudited financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser's Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated by reference in this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe, WRECO and Weyerhaeuser included in this document. See "Where You Can Find More Information; Incorporation by Reference".

These summary comparative historical and pro forma per share data are being presented for illustrative purposes only. TRI Pointe, WRECO and Weyerhaeuser may have performed differently had the Transactions occurred prior to the periods or the dates presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the periods or at the dates presented or of the actual future results or financial condition of TRI Pointe, WRECO or Weyerhaeuser to be achieved following the consummation of the Transactions.

	As of and for the Three Months Ended March 31, 2014		As of and for the Year Ended December 31, 2013	
	Historical	Pro Forma	Historical	Pro Forma
TRI Pointe	(unaudited)			
Basic earnings per share[1]	$ 0.14	$ 0.06	$ 0.50	$ 0.41
Diluted earnings per share[1][2]	$ 0.14	$ 0.06	$ 0.50	$ 0.41
Weighted average common shares outstanding—Basic	31,613,274	161,332,533	30,775,989	161,332,533
Weighted average common shares outstanding—Diluted	31,643,070	~~162,882,415~~ **162,898,838**	30,797,602	~~162,882,415~~ **162,898,838**
Book value per share of common stock	$ 10.33	$ ~~8.20~~ **8.18**	$ 10.47	$ N/A
Dividends declared per share of common stock	$ 0.00	$ 0.00	$ 0.00	$ 0.00

---

(1) Basic and diluted earnings per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

(2) For the three months ended March 31, 2014 and the year ended December 31, 2013, no stock options were included in the diluted earnings per share calculation as the effect of their inclusion would be antidilutive.

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	As of and for the Three Months Ended March 31, 2014[1]		As of and for the Year Ended December 31, 2013[1]	
	Historical	Pro Forma[2]	Historical	Pro Forma[2]
WRECO	(unaudited)			
Basic earnings (losses) from continuing operations per share	$ 0.08	$ 0.06	$ (1.51)	$ (1.17)
Diluted earnings (losses) from continuing operations per share	$ 0.08	$ 0.06	$ (1.51)	$ (1.17)
Book value per common share outstanding	$ 8.06	$ 6.22	$ 7.97	$ 6.15
Dividends declared per common share outstanding	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(1) Historical per share figures are based on 100,000,000 shares, and pro forma per share figures are based on 129,700,000 shares. Per share figures include pretax impairment charges of $343.3 million and operating costs of $2.4 million that relate to Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser.

(2) Pro forma per share amounts reflect the exchange ratio of 1.297 shares of TRI Pointe common stock to be exchanged for each WRECO common share so that the per share amounts are equated to the respective values for one share of TRI Pointe common stock.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

	As of and for the Three Months Ended March 31, 2014		As of and for the Year Ended December 31, 2013	
	Historical	Pro Forma	Historical	Pro Forma
Weyerhaeuser	(unaudited)			
Basic earnings per share attributable to Weyerhaeuser common shareholders	$ 0.31	$ 0.34	$ 0.95	$ 0.98
Diluted earnings per share attributable to Weyerhaeuser common shareholders	$ 0.31	$ 0.34	$ 0.95	$ 0.97
Book value per common share outstanding	$ 11.71	$ 11.62	$ 11.64	$ 11.64
Dividends declared per common share	$ 0.22	$ 0.25	$ 0.81	$ 0.92

Summary Historical Common Stock Market Price and Dividend Data

Historical market price data for WRECO have not been presented because WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

Weyerhaeuser common shares currently trade on the NYSE under the symbol "WY". On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On May 9, 2014, the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.30. On May 19, 2014, the last trading day prior to the submission of this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.21.

Shares of TRI Pointe common stock currently trade on the NYSE under the trading symbol "TPH". On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On May 9, 2014, the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $16.60. On May 19, 2014, the last trading day prior to the submission of this document, the last sale price of TRI Pointe common stock reported by the NYSE was $16.96.

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share declared by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

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	Weyerhaeuser Per Share Dividends[1]	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends[2]	TRI Pointe Common Stock[2][3]	
		High	Low		High	Low
Year Ending December 31, 2014						
First Quarter	$ 0.22	$ 31.59	$ 28.63	$ 0.00	$ 20.00	$ 16.19
Second Quarter (through May ~~7,~~**19,** 2014)		$ ~~30.38~~**30.74**				
	$ 0.00		$ 27.48	$ 0.00	$ 17.45	$ 15.41
Year Ended December 31, 2013						
First Quarter	$ 0.17	$ 31.74	$ 28.36	$ 0.00	$ 21.25	$ 17.50
Second Quarter	$ 0.20	$ 33.24	$ 26.38	$ 0.00	$ 21.18	$ 14.24
Third Quarter	$ 0.22	$ 29.86	$ 26.64	$ 0.00	$ 17.22	$ 13.95
Fourth Quarter	$ 0.22	$ 32.00	$ 28.01	$ 0.00	$ 20.29	$ 13.43
Year Ended December 31, 2012						
First Quarter	$ 0.15	$ 22.36	$ 18.50	N/A	N/A	N/A
Second Quarter	$ 0.15	$ 22.36	$ 18.60	N/A	N/A	N/A
Third Quarter	$ 0.15	$ 28.06	$ 21.87	N/A	N/A	N/A
Fourth Quarter	$ 0.17	$ 28.82	$ 24.74	N/A	N/A	N/A

(1) Changes in the amount of dividends Weyerhaeuser paid were primarily due to:

- an increase in Weyerhaeuser's quarterly dividend from 15 cents per share to 17 cents per share in November 2012.

- an increase in Weyerhaeuser's quarterly dividend from 17 cents per share to 20 cents per share in May 2013.

- an increase in Weyerhaeuser's quarterly dividend from 20 cents per share to 22 cents per share in August 2013.

(2) On January 30, 2013, TRI Pointe was reorganized from a Delaware limited liability company to a Delaware corporation in connection with its initial public offering.

(3) TRI Pointe common stock was listed on and began trading on the NYSE on January 31, 2013. Prior to that date, TRI Pointe was a limited liability company and there was no established trading market for its membership interests.

TRI Pointe Dividend Policy

TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe's board of directors and will depend on TRI Pointe's financial condition, results of operations, and capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.

Current TRI Pointe stockholders' percentage ownership interest in TRI Pointe will be substantially diluted in the Merger.

After the consummation of the Merger, the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent, in the aggregate, approximately 19.4% of TRI Pointe's outstanding shares of common stock on a fully diluted basis. Consequently, TRI Pointe's pre-Merger stockholders, as a group, will be able to exercise less influence over the management and policies of TRI Pointe following the consummation of the Merger than immediately prior to the consummation of the Merger.

Sales of shares of TRI Pointe common stock after the consummation of the Transactions may negatively affect the market price of TRI Pointe common stock.

The shares of TRI Pointe common stock to be issued in the Merger to holders of WRECO common shares will generally be eligible for immediate resale. The market price of TRI Pointe common stock could decline as a result of sales of a large number of shares of TRI Pointe common stock in the market after the consummation of the Transactions or even the perception that these sales could occur.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.6% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.4% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 1.0% of the then outstanding TRI Pointe common stock. Currently, Weyerhaeuser shareholders may include index funds that have their performance tied to the Standard & Poor's 500 Index or other stock indices, and institutional investors subject to various investing guidelines. Because TRI Pointe may not be included in these indices following the consummation of the Transactions or may not meet the investing guidelines of some of these institutional investors, these index funds and institutional investors may decide, or may be required, to sell the shares of TRI Pointe common stock that they receive in the Merger, if any. In addition, the investment fiduciaries of Weyerhaeuser's defined contribution and defined benefit plans may decide to sell any TRI Pointe common stock that the trusts for these plans receive in the Merger, or may decide not to participate in this exchange offer, in response to their fiduciary obligations under applicable law. These sales, or the possibility that these sales may occur, may make it more difficult for TRI Pointe to obtain additional capital by selling equity securities in the future at a time and at a price that it deems appropriate.

The historical financial information of WRECO may not be representative of its results or financial condition if it had been operated independently of Weyerhaeuser and, as a result, is not a reliable indicator of its future results.

WRECO is currently a business segment of Weyerhaeuser. Consequently, the financial information of WRECO included in this document has been derived from the consolidated financial statements and accounting records of WRECO and reflects all direct costs as well as assumptions and allocations made by management of Weyerhaeuser. The financial position, results of operations and cash flows of WRECO presented may be different from those that would have resulted had WRECO been operated independently of Weyerhaeuser during the applicable periods or at the applicable dates. For example, in preparing the financial statements of WRECO, Weyerhaeuser made allocations of Weyerhaeuser corporate general and administrative expense deemed to be attributable to WRECO. However, these ~~expenses~~**allocations** reflect the corporate general and administrative expense attributable to WRECO operated as part of a larger organization and do not necessarily reflect the corporate general and administrative expense that would be incurred by WRECO had it been operated independently. Further, WRECO's financial information does not reflect changes WRECO expects to experience in connection with the Transactions, in particular the REB Transfers. As a result, the historical financial information of WRECO homebuilding is not a reliable indicator of future results.

TRI Pointe may be unable to provide the same types and levels of benefits, services and resources to WRECO that Weyerhaeuser has provided, or may be unable to provide them at the same cost.

As a separate reporting segment of Weyerhaeuser, WRECO has received benefits and services from Weyerhaeuser and has been able to benefit from Weyerhaeuser's financial strength and extensive business relationships. After the consummation of the Transactions, WRECO will be owned by TRI Pointe and will no longer benefit from Weyerhaeuser's resources. It cannot be assured that TRI Pointe will be able to replace those resources adequately or replace them at the same cost. If TRI Pointe is not able to replace the resources provided by Weyerhaeuser, is unable to replace them at the same cost or is delayed in replacing the resources provided by Weyerhaeuser, TRI Pointe's results of operations may be materially and adversely impacted.

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The Transaction Agreement contains provisions that may discourage other companies from trying to acquire TRI Pointe.

The Transaction Agreement contains provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions that might result in greater value to TRI Pointe stockholders than the Transactions. For example, the Transaction Agreement generally prohibits TRI Pointe from soliciting any takeover proposal. In addition, if the Transaction Agreement is terminated by TRI Pointe or Weyerhaeuser in circumstances that obligate TRI Pointe to pay a termination fee or to reimburse transaction expenses to Weyerhaeuser, TRI Pointe's liquidity or financial condition may be materially and adversely affected as a result, and the requirement to make a payment might deter third parties from proposing alternative business combination proposals. In addition, the Transaction Agreement requires that TRI Pointe seek stockholder approval for the issuance of shares of TRI Pointe common stock in the Merger, even if the TRI Pointe board of directors changes its recommendation regarding the proposal to authorize the issuance of shares of TRI Pointe common stock in the Merger. Further, in connection with the Transactions, Weyerhaeuser has entered into the Voting Agreements with the Starwood Fund and three of TRI Pointe's executive officers with respect to an aggregate of 12,639,163 shares of TRI Pointe common stock, representing approximately 40% of the TRI Pointe common stock currently outstanding. These agreements include provisions that may discourage a third-party from submitting a business combination proposal to TRI Pointe prior to the consummation of the Transactions. Specifically, these Voting Agreements provide, among other things, that these TRI Pointe stockholders will (i) vote their shares subject to the Voting Agreements in favor of the proposal to authorize the issuance of TRI Pointe common stock in the Merger and any other actions necessary and desirable in connection with the Transactions and (ii) vote against any action, agreement or proposal made in opposition to, or in competition with, the consummation of the Transactions and the issuance of TRI Pointe common stock in the Merger, including any competing transaction or superior proposal. See "Other Agreements—Voting Agreements".

TRI Pointe will have significantly more shares of its common stock outstanding after the consummation of the Transactions and this may discourage others from trying to acquire TRI Pointe.

TRI Pointe expects to issue 129,700,000 shares of its common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Because TRI Pointe will be a significantly larger company and have significantly more shares of its common stock outstanding after the consummation of the Transactions, an acquisition of TRI Pointe may become more expensive. As a result, some companies may not seek to acquire TRI Pointe, and the reduction in potential parties that may seek to acquire TRI Pointe could negatively impact the prices at which TRI Pointe common stock trades.

Tendering Weyerhaeuser shareholders may receive a reduced premium or may not receive any premium in the exchange offer.

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in "This Exchange Offer—Upper Limit". If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $ **1.11** of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $ **1.11** of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final.

Because of the limit on the number of WRECO common shares you may receive in this exchange offer, if there is a drop of sufficient magnitude in the trading price of TRI Pointe common stock relative to the trading price of Weyerhaeuser common shares, or if there is an increase of sufficient magnitude in the trading price of Weyerhaeuser common shares relative to the trading price of TRI Pointe common stock, you may not ultimately receive $ **1.11** of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares, and could receive much less.

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If the calculated per-share value of Weyerhaeuser common shares was $30.48 (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to the date of submission of this document) and the calculated per-share value of WRECO common shares was $20.39 (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the upper limit would not have been in effect, and the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $1.11 for each $1.00 of Weyerhaeuser common shares accepted for exchange.

~~For~~ **However, for** example, if the calculated per-share value of Weyerhaeuser common shares was $~~~~ ~~(~~**32.00 (5% higher than** the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to ~~commencement~~**the date of submission** of this ~~exchange offer~~**document**) and the calculated per-share value of WRECO common shares was $ **19.37** (based on **a figure 5% lower than** the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $ **1.04** for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This exchange offer does not provide for a minimum exchange ratio. See "This Exchange Offer—Terms of this Exchange Offer". If the upper limit on the number of WRECO common shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender or withdraw their Weyerhaeuser common shares during those days. Any changes in the prices of Weyerhaeuser common shares or TRI Pointe common stock on those additional days of this exchange offer will not, however, affect the exchange ratio.

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer. See "This Exchange Offer—Terms of this Exchange Offer".

In addition, there is no assurance that holders of Weyerhaeuser common shares that are exchanged for WRECO common shares in this exchange offer will be able to sell the shares of TRI Pointe common stock after the Merger at prices comparable to the calculated per-share value of WRECO common shares at the expiration date.

The trading prices of TRI Pointe common stock may not be an appropriate proxy for the prices of WRECO common shares.

The calculated per-share value for WRECO common shares is based on the trading prices for TRI Pointe common stock, which may not be an appropriate proxy for the prices of WRECO common shares. There is currently no trading market for WRECO common shares and no trading market will be established in the future. Weyerhaeuser believes, however, that the trading prices for TRI Pointe common stock are an appropriate proxy for the trading prices of WRECO common shares because (i) in the Merger each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock and (ii) at the Valuation Dates, it is expected that all the major conditions to the consummation of the Merger will have been satisfied and the Merger will be expected to be consummated shortly, such that investors should be expected to be valuing TRI Pointe common stock based on the expected value of the TRI Pointe common stock after the consummation of the Merger. There can be no assurance, however, that TRI Pointe common stock after the consummation of the Merger will trade at the same prices at which TRI Pointe common stock trades prior to the consummation of the Merger. In addition, it is possible that the trading prices of TRI Pointe common stock prior to the consummation of the Merger will not fully reflect the anticipated value of

52

exposure, for example, through liability caps and time limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities. Any claims arising in the future may materially and adversely affect TRI Pointe's business, liquidity, financial condition and results of operations.

Inflation could materially and adversely affect TRI Pointe's business, financial condition and results of operations.

Inflation can materially and adversely affect TRI Pointe by increasing costs of land, materials and labor. In the event of an increase in inflation, TRI Pointe may seek to increase the sales prices of land or homes in order to maintain satisfactory margins or realize a satisfactory return on its investment. However, if the market continues to have an oversupply of homes relative to demand, prevailing market prices may prevent it from doing so. In addition, inflation is often accompanied by higher interest rates, which historically have had a negative impact on housing demand and the real estate industry generally and which could materially and adversely impact potential customers' ability to obtain mortgage financing on favorable terms. In such an environment, TRI Pointe may not be able to raise prices sufficiently to keep up with the rate of inflation and its margins and returns could decrease. Additionally, if TRI Pointe is required to lower home prices to meet demand, the value of its land inventory may decrease. Moreover, the nominal cost of capital increases as a result of inflation and the real purchasing power of its cash resources declines. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its adverse impact on TRI Pointe's business, financial condition and results of operations.

Information technology failures and data security breaches could harm TRI Pointe's business.

TRI Pointe uses information technology and other computer resources to carry out important operational and marketing activities as well as maintain its business records. Many of these resources are provided to TRI Pointe or are maintained on its behalf by third-party service providers pursuant to agreements that specify certain security and service level standards. Although TRI Pointe and its service providers employ what TRI Pointe believes are adequate security, disaster recovery and other preventative and corrective measures, TRI Pointe's ability to conduct its business may be materially and adversely impaired if these resources are compromised, degraded, damaged or fail, whether due to a virus or other harmful circumstance, intentional penetration or disruption of TRI Pointe's information technology resources by a third-party, natural disaster, hardware or software corruption or failure or error (including a failure of security controls incorporated into or applied to such hardware or software), telecommunications system failure, service provider error or failure, intentional or unintentional personnel actions (including the failure to follow TRI Pointe's security protocols), or lost connectivity to its networked resources.

A significant and extended disruption in the functioning of these resources could damage TRI Pointe's reputation and cause it to lose customers, sales and revenue, result in the unintended public disclosure or the misappropriation of proprietary, personal and confidential information (including information about its homebuyers and business partners), and require it to incur significant expense to address and resolve these kinds of issues. The release of confidential information may also lead to litigation or other proceedings against TRI Pointe by affected individuals and/or business partners and/or by regulators, and the outcome of such proceedings, which could include penalties or fines, could materially and adversely affect TRI Pointe's consolidated financial statements. In addition, the costs of maintaining adequate protection against such threats, depending on their evolution, pervasiveness and frequency and/or government-mandated standards or obligations regarding protective efforts, could be material to TRI Pointe's consolidated financial statements.

Risks Related to Conflicts of Interest

The Starwood Fund holds a significant equity interest in TRI Pointe and its interests may not be aligned with the interests of other TRI Pointe stockholders.

As of May ~~1,~~**15,** 2014, the Starwood Fund owned 11,985,905 shares of TRI Pointe common stock (not including ~~2,701,569~~**2,828,295** shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement"), which represents 37.9% of TRI Pointe's outstanding common stock and 7.4% of TRI Pointe's outstanding common stock on a pro forma basis after giving effect to the Transactions. The Starwood Fund has the right to designate two members of TRI Pointe's board of directors for as long as it owns 25% or more of the outstanding TRI Pointe common stock (excluding shares of common stock that are subject to issuance upon the exercise or exchange of rights of conversion or any options, warrants or other rights to acquire shares) and one member of the TRI Pointe board of directors for as long as it owns at least 10% of the outstanding TRI Pointe common stock. Messrs. Bauer, Mitchell and Grubbs have agreed to vote all shares of TRI Pointe common stock that they own in favor of the Starwood Fund nominees in any election of directors for as long as the Starwood Fund owns at least 10% of the outstanding TRI Pointe common stock. Following the consummation of the Transactions, the Starwood Fund will have the right to designate one member of the TRI Pointe board of directors for as long as the Starwood Fund owns at least 5% of

Future sales of TRI Pointe common stock or other securities convertible into TRI Pointe common stock could cause the market value of TRI Pointe common stock to decline and could result in dilution of your shares.

TRI Pointe's board of directors is authorized, without stockholder approval, to cause it to issue additional shares of TRI Pointe common stock or to raise capital through the issuance of preferred stock (including equity or debt securities convertible into common stock), options, warrants and other rights, on terms and for consideration as TRI Pointe's board of directors in its sole discretion may determine. Sales of substantial amounts of TRI Pointe common stock could cause the market price of TRI Pointe common stock to decrease significantly. TRI Pointe cannot predict the effect, if any, of future sales of TRI Pointe common stock, or the availability of TRI Pointe common stock for future sales, on the value of TRI Pointe common stock. Sales of substantial amounts of TRI Pointe common stock by the Starwood Fund or another large stockholder or otherwise, or the perception that such sales could occur, may adversely affect the market price of TRI Pointe common stock.

As of May ~~1,~~**15,** 2014, the members of TRI Pointe's senior management team collectively owned ~~2,131,232~~**2,257,958** shares of TRI Pointe common stock (excluding grants of unvested restricted stock units, unvested options to purchase shares of TRI Pointe common stock and shares of TRI Pointe common stock owned by BMG Homes Inc.), which represents ~~6.7~~**7.1**% of TRI Pointe common stock outstanding and ~~1.3~~**1.4**% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. Further, as of May ~~1,~~**15,** 2014, the Starwood Fund owned 11,985,905 shares of TRI Pointe common stock (not including ~~2,701,569~~**2,828,295** shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement"), which represents 37.9% of TRI Pointe common stock outstanding and 7.4% of TRI Pointe common stock outstanding on a pro forma basis after giving effect to the Transactions. See "Ownership of TRI Pointe Common Stock".

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of TRI Pointe common stock outstanding. See "Other Agreements—Lock-Up Agreement".

Additionally, pursuant to their employment agreements, each of Messrs. Bauer, Mitchell and Grubbs agreed that, for a period of 36 months following the completion of TRI Pointe's initial public offering, during any calendar quarter, he will not sell shares of TRI Pointe common stock in an amount exceeding the greater of (i) 10% of the shares of TRI Pointe common stock owned by him on the date of the completion of TRI Pointe's initial public offering and (ii) the percentage of shares of TRI Pointe common stock that has been sold or otherwise disposed of by the Starwood Fund during such calendar quarter. Any sales of shares of TRI Pointe common stock made pursuant to the foregoing will be subject to the restrictions imposed by applicable law.

TRI Pointe has entered into a registration rights agreement with the former members of TPH LLC, including the Starwood Fund, the members of TRI Pointe's management team and a third-party investor, with respect to the shares of TRI Pointe common stock that they received as part of TRI Pointe's formation transactions. The shares are referred to collectively as the "registrable shares". Pursuant to the registration rights agreement, TRI Pointe granted the former members of TPH LLC and their direct and indirect transferees (i) shelf registration rights to require TRI Pointe to file a shelf registration statement for the registrable shares and to maintain the effectiveness of such registration statement so as to allow sales thereunder from time to time, (ii) demand registration rights to have the registrable shares registered for resale and (iii) in certain circumstances, the right to make "piggy-back" sales of the registrable shares under registration statements TRI Pointe might file in connection with future public offerings.

TRI Pointe has filed a registration statement on Form S-8 to register the total number of shares of TRI Pointe common stock that may be issued under TRI Pointe's 2013 Long-Term Incentive Plan, including the restricted stock units to be granted to the members of TRI Pointe's management team, other officers and employees and TRI Pointe's director nominees, as well as the options to purchase shares of TRI Pointe common stock to be granted to the members of TRI Pointe's management team.

Future offerings of debt securities, which would rank senior to TRI Pointe common stock upon TRI Pointe's bankruptcy or liquidation, and future offerings of equity securities that may be senior to TRI Pointe common stock for the purposes of dividend and liquidating distributions, may materially and adversely affect the market price of TRI Pointe common stock.

In the future, TRI Pointe may attempt to increase its capital resources by making offerings of debt securities or additional offerings of equity securities. Upon TRI Pointe's bankruptcy or liquidation, holders of TRI Pointe's debt securities and shares of preferred stock and lenders with respect to other borrowings will receive a distribution of TRI Pointe's available assets prior to TRI Pointe stockholders. Additional equity offerings may dilute the holdings of TRI Pointe's existing stockholders or reduce the market price of TRI Pointe common stock, or both. TRI Pointe's preferred stock, if issued, could have a preference on liquidating

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THIS EXCHANGE OFFER

Terms of this Exchange Offer

General

Weyerhaeuser is offering to exchange all of the issued and outstanding WRECO common shares for Weyerhaeuser common shares, at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the letter of transmittal (including the instructions thereto) filed as an exhibit to the registration statement of which this document forms a part, by 12:00 midnight, New York City time, on ———,**June 30,** 2014, unless this exchange offer is extended or terminated. The last day on which tenders will be accepted, whether on ———,**June 30,** 2014 or any later date to which this exchange offer is extended, is referred to in this document as the "expiration date". You may tender all, some or none of your Weyerhaeuser common shares.

As a result of the WRECO Stock Split, 100,000,000 WRECO common shares will be issued and outstanding prior to the Distribution. The number of Weyerhaeuser common shares that will be accepted if this exchange offer is completed will depend on the final exchange ratio and the number of Weyerhaeuser common shares tendered.

Weyerhaeuser's obligation to complete this exchange offer is subject to important conditions that are described in the section entitled "—Conditions to the Consummation of this Exchange Offer".

This exchange offer is designed to permit you to exchange your Weyerhaeuser common shares for a number of WRECO common shares that corresponds to a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. However, the exchange ratio is subject to an upper limit, as discussed in the section entitled "—Upper Limit". If the upper limit is in effect, Weyerhaeuser common shares will be exchanged for a number of WRECO common shares that corresponds to less, and possibly much less, than a **10**% discount to the equivalent amount of TRI Pointe common stock, calculated as set forth in this document. Subject to the upper limit, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will ultimately receive $ **1.11** of fully paid and non-assessable shares of TRI Pointe common stock as a result of this exchange offer and the Merger. If the upper limit is in effect, you will ultimately receive less than $ **1.11** of TRI Pointe common stock for each $1.00 of Weyerhaeuser common shares that is accepted in this exchange offer, and you could receive much less.

The final calculated per-share values will be equal to:

(i)   with respect to Weyerhaeuser common shares, the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker WY.N;

(ii)   with respect to WRECO common shares, the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. on the equity ticker TPH.N, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger); and

(iii) with respect to TRI Pointe common stock, the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE for each of the Valuation Dates, as reported to Weyerhaeuser by Bloomberg L.P. for the equity ticker TPH.N.

The daily VWAP provided by Bloomberg L.P. may be different from other sources of volume-weighted average prices or investors' or security holders' own calculations of volume-weighted average prices. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock, and its determination will be final.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date. See "—Extension; Termination; Amendment—Mandatory Extension".

Upper Limit

The number of shares you can receive is subject to an upper limit of **1.7262** WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. If the upper limit is in effect, a shareholder will receive less than $

1.11 of WRECO common shares for each $1.00 of Weyerhaeuser common shares that the shareholder validly tenders, that are not properly withdrawn and that are accepted in this exchange offer, and the shareholder could receive much less. ~~For example, if~~**If** the calculated per-share value of Weyerhaeuser common shares was $ **30.48** (the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to ~~commencement~~**the date of submission** of this ~~exchange offer~~**document**) and the calculated per-share value of WRECO common shares was $ **20.39** (based on the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), **the upper limit would not have been in effect, and** the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $ **1.11** for each $1.00 of Weyerhaeuser common shares accepted for exchange.

However, for example, if the calculated per-share value of Weyerhaeuser common shares was $32.00 (5% higher than the highest closing price for Weyerhaeuser common shares on the NYSE during the three-month period prior to the date of submission of this document) and the calculated per-share value of WRECO common shares was $19.37 (based on a figure 5% lower than the lowest closing price for TRI Pointe common stock on the NYSE during that three-month period multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger)), the value of WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), received for Weyerhaeuser common shares accepted for exchange would be approximately $1.04 for each $1.00 of Weyerhaeuser common shares accepted for exchange.

This upper limit was calculated to correspond to a **19**% discount to the equivalent amount of TRI Pointe common stock, relative to Weyerhaeuser common shares, based on the averages of the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on ~~———~~**,May 15,** 2014, ~~———~~**,May 16,** 2014 and ~~———~~**,May 19,** 2014 (the ~~last three~~**third, fourth and fifth** trading days before the **expected** commencement of this exchange offer). Weyerhaeuser set this upper limit to ensure that an unusual or unexpected drop in the trading price of TRI Pointe common stock, relative to the trading price of Weyerhaeuser common shares, would not result in an unduly high number of WRECO common shares being exchanged for each Weyerhaeuser common share accepted in this exchange offer.

Pricing Mechanism

The terms of this exchange offer are designed to result in you receiving $ **1.11** of WRECO common shares for each $1.00 of Weyerhaeuser common shares validly tendered, not properly withdrawn and accepted in this exchange offer, based on the calculated per-share values described above. This exchange offer does not provide for a minimum exchange ratio because a minimum exchange ratio could result in the WRECO common shares exchanged for each $1.00 of Weyerhaeuser common shares being valued higher than approximately $~~———~~**1.11.** Regardless of the final exchange ratio, the terms of this exchange offer would always result in you receiving approximately $ **1.11** of WRECO common shares for each $1.00 of Weyerhaeuser common shares, so long as the upper limit is not in effect. See the table on page ~~91~~**77** for purposes of illustration. Subject to the upper limit described above, for each $1.00 of Weyerhaeuser common shares accepted in this exchange offer, you will receive approximately $ **1.11** of WRECO common shares. The following formula will be used to calculate the number of WRECO common shares you will receive for Weyerhaeuser common shares accepted in this exchange offer:

Number of WRECO common shares	=	Number of Weyerhaeuser common shares tendered and accepted, multiplied by the lesser of:	~~(i)~~**1.7262**	and	(ii) The calculated per-share value of Weyerhaeuser common shares, divided by the calculated per-share value of TRI Pointe common stock, multiplied by 1.297, divided by **90**%

The calculated per-share value of Weyerhaeuser common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of Weyerhaeuser common shares on the NYSE on each of the Valuation Dates. The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger). The calculated per-share

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value of TRI Pointe common stock for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of shares of TRI Pointe common stock on the NYSE on each of the Valuation Dates. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the determination will be final.

If the upper limit is in effect, the exchange ratio will be fixed. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at **1.7262.** See "This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension". To help illustrate the way this calculation works, below are two examples:

Example 1: Assuming that the average of the daily VWAP on the Valuation Dates is $ **30.1566** per Weyerhaeuser common share and $ **16.6286** per share of TRI Pointe common stock, you would receive ($ **1.5536 ($30.1566** divided by $ **16.6286,** multiplied by 1.297, divided by **90**%) WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer. In this example, the upper limit of **1.7262** WRECO common shares for each Weyerhaeuser common share would not apply.

Example 2: Assuming that the average of the daily VWAP on the Valuation Dates is $ **33.1723** per Weyerhaeuser common share and $ **14.9657** per share of TRI Pointe common stock, the limit would apply and you would only receive **1.7262** WRECO common shares for each Weyerhaeuser common share accepted in this exchange offer because the limit is less than ($ **1.8989 ($33.1723** divided by $ **14.9657,** multiplied by 1.297, divided by **90**%) WRECO common shares for each share of Weyerhaeuser common shares. Because the upper limit would apply, this exchange offer would be automatically extended until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date, and the exchange ratio would be fixed at the upper limit.

Indicative Per-Share Values

You will be able to review indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the final exchange ratio used to determine the number of WRECO common shares to be exchanged per Weyerhaeuser common share. Weyerhaeuser will maintain a website at *http://www.WeyerhaeuserTRIPointeExchange.com* that provides the indicative exchange ratios and calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock. The indicative exchange ratios will reflect whether the upper limit on the exchange ratio, described above, would have been in effect. You may also contact the information agent at the toll-free number provided on the back cover of this document to obtain these indicative exchange ratios.

From the commencement date of this exchange offer, the VWAPs for Weyerhaeuser common shares and TRI Pointe common stock will be made available on the website. From the second trading day after the commencement date of this exchange offer, and each day thereafter prior to the Valuation Dates, indicative calculated per-share values for Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio will be made available on the website, in each case calculated as though that day were the expiration date. In other words, the indicative calculated per-share values for Weyerhaeuser common shares and TRI Pointe common stock used to calculate the exchange ratio that will be made available each day will be the simple arithmetic average of the actual daily volume-weighted average prices of Weyerhaeuser common shares and TRI Pointe common stock, respectively, during the elapsed portion of that trading day and the daily VWAPs on each of the prior two trading days. The indicative calculated per-share value for WRECO common shares will equal the indicative calculated per-share value of TRI Pointe common stock for that day, multiplied by 1.297.

On each of the Valuation Dates, when the values of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratio based on the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and shares of TRI Pointe common stock. The indicative per-share value of Weyerhaeuser common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for Weyerhaeuser common shares on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. The indicative per-share value of WRECO common shares will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date, multiplied by 1.297 and (iii) on the third

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Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date, multiplied by 1.297. The indicative per-share value of TRI Pointe common stock will equal (i) on the first Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP for TRI Pointe common stock on the NYSE during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date. Weyerhaeuser will determine the calculations of the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and its determination will be final. During the period of the Valuation Dates, the indicative exchange ratios and calculated per-share values will be updated at 10:30 a.m., 1:30 p.m. and no later than 4:30 p.m., New York City time.

Final Exchange Ratio

The final exchange ratio that shows the number of WRECO common shares that you will receive for each Weyerhaeuser common share accepted in this exchange offer will be available at *http://www.WeyerhaeuserTRIPointeExchange.com* and announced by press release by 4:30 p.m., New York City time, on **June 30,** 2014, unless this exchange offer is extended or terminated.

You may also contact the information agent to obtain the final exchange ratio at its toll-free number provided on the back cover of this document.

Each of the daily VWAPs, Intra-Day VWAPs, calculated per-share values and the final exchange ratio will be rounded to four decimal places.

If a market disruption event occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates, the calculated per-share value of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock will be determined using the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred with respect to both Weyerhaeuser common shares and TRI Pointe common stock. If, however, a market disruption event occurs as specified above, Weyerhaeuser may terminate this exchange offer if, in its reasonable judgment, the market disruption event has impaired the benefits of this exchange offer. For specific information as to what would constitute a market disruption event, see "—Conditions to the Consummation of this Exchange Offer".

Since this exchange offer is scheduled to expire at 12:00 midnight, New York City time, on the last day of the exchange offer period, and the final exchange ratio will be announced by 4:30 p.m., New York City time, on the last day of the exchange offer period, you will be able to tender or withdraw your Weyerhaeuser common shares after the final exchange ratio is determined. For more information on validly tendering and properly withdrawing your shares, see "—Procedures for Tendering" and "—Withdrawal Rights".

For the purposes of illustration, the table below indicates the number of WRECO common shares that you would receive per Weyerhaeuser common share you validly tender and the number of shares of TRI Pointe common stock the right to receive into which those WRECO common shares would be converted in the Merger, calculated on the basis described above and taking into account the upper limit described above, assuming a range of averages of the daily VWAP of Weyerhaeuser common shares and TRI Pointe common stock on the Valuation Dates. The first row of the table below shows the indicative calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock and the indicative exchange ratio that would have been in effect following the official close of trading on the NYSE on **May 19,** 2014, based on the daily VWAPs of Weyerhaeuser common shares and TRI Pointe common stock on **May 15,** 2014, **May 16,** 2014 and **May 19,** 2014. The table also shows the effects of a **10**% increase or decrease in either or both of the calculated per-share values of Weyerhaeuser common shares and TRI Pointe common stock based on changes relative to the values of **May 19,** 2014.

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Weyerhaeuser common shares	TRI Pointe common stock	Calculated per-share value of Weyerhaeuser common shares	Calculated per-share value of WRECO common shares[1]	Calculated per-share value of TRI Pointe common stock	WRECO common shares per Weyerhaeuser common share	Shares of TRI Pointe common stock per Weyerhaeuser common share	Calculated Value Ratio[2]
As of ~~—,~~ May 19,	As of ~~—,~~ May 19,	30.1566	21.5673	16.6286	1.5536	2.0150	1.11
Down 10%	Up 10%	27.1410	23.7240	18.2915	1.2711	1.6487	1.11
Down 10%	Unchanged	27.1410	21.5673	16.6286	1.3983	1.8135	1.11
Down 10%	Down 10%	27.1410	19.4106	14.9657	1.5536	2.0150	1.11
Unchanged	Up 10%	30.1566	23.7240	18.2915	1.4124	1.8319	1.11
Unchanged	Down 10%[3]	30.1566	19.4106	14.9657	1.7262	2.2389	1.11
Up 10%	Up 10%	33.1723	23.7240	18.2915	1.5536	2.0150	1.11
Up 10%	Unchanged	33.1723	21.5673	16.6286	1.7090	2.2165	1.11
Up 10%	Down 10%[~~3~~4]	33.1723	19.4106	14.9657	1.7262	2.2389	1.01

(1) The calculated per-share value of WRECO common shares for purposes of this exchange offer will equal the simple arithmetic average of the daily VWAP of TRI Pointe common stock on the NYSE on each of the Valuation Dates, multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger).

(2) The Calculated Value Ratio equals (i) the calculated per-share value of WRECO common shares multiplied by the number of WRECO common shares per Weyerhaeuser common share (i.e., the exchange ratio), divided by (ii) the calculated per-share value of Weyerhaeuser common shares.

(3) In this scenario, the exchange ratio is equal to the upper limit.

(4) In this scenario, the upper limit is in effect. Absent the upper limit, the exchange ratio would have been 1.8989 WRECO common shares per Weyerhaeuser common share validly tendered and accepted in this exchange offer. In this scenario, Weyerhaeuser would announce that the upper limit on the number of shares that can be received for each Weyerhaeuser common share tendered is in effect no later than 4:30 p.m., New York City time, on the expiration date, that the exchange ratio would be fixed at the upper limit and that this exchange offer would be extended until 12:00 midnight, New York City time, on the second trading day following the originally ~~scheduled~~contemplated expiration date.

During the three-month period of ~~———, ————~~February 19, 2014 through ~~———,~~May 19, 2014, the highest closing price of Weyerhaeuser common shares on the NYSE was $ 30.48 and the lowest closing price of TRI Pointe common stock on the NYSE was $~~———.~~15.72. If the calculated per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock were calculated based on these closing prices, ~~you would receive only the limit of ———— WRECO common shares for each Weyerhaeuser common share tendered~~the upper limit would not have been in effect, and the value of ~~those~~ WRECO common shares, based on the TRI Pointe common stock price multiplied by 1.297 (which is the number of shares of TRI Pointe common stock to be received per WRECO common share as a result of the Merger), ~~would have been less than the value of~~received for Weyerhaeuser common shares accepted for exchange ~~(~~would be approximately $~~——— of WRECO common shares~~1.11 for each $1.00 of Weyerhaeuser common shares accepted for exchange~~)~~.

If the trading price of Weyerhaeuser common shares were to increase during the period of the Valuation Dates, the average Weyerhaeuser common share price used to calculate the exchange ratio would likely be lower than the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. As a result, you may receive fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would have if that per-share value were calculated on the basis of the closing price of Weyerhaeuser common shares on the expiration date of this exchange offer. Similarly, if the trading price of TRI Pointe common stock were to decrease during the period of the Valuation Dates, the average TRI Pointe common stock price used to calculate the exchange ratio would likely be higher than the closing price of TRI Pointe common stock on the expiration date of this exchange offer. This could also result in you receiving fewer WRECO common shares, and therefore effectively fewer shares of TRI Pointe common stock, for each $1.00 of Weyerhaeuser common shares than you would otherwise receive if that per-share value were calculated on the basis of the closing price of TRI Pointe common stock on the expiration date of this exchange offer.

The number of Weyerhaeuser common shares that may be accepted in this exchange offer may be subject to proration in the event of oversubscription. Depending on the number of Weyerhaeuser common shares validly tendered, and not properly withdrawn in this exchange offer, and the final exchange ratio, determined as described above, Weyerhaeuser may have to limit the number of Weyerhaeuser common shares that it accepts in this exchange offer through a proration process. Any proration of the number of shares accepted in this exchange offer will be determined on the basis of the proration mechanics described in "—Proration; Tenders for Exchange by Holders of Fewer than 100 Weyerhaeuser Common Shares".

This document and related documents are being sent to:

- persons who directly held Weyerhaeuser common shares on ~~———,~~May 22, 2014. On that date, there were [•] Weyerhaeuser common shares outstanding, which were held of record by approximately [•] shareholders; and

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- on or before the expiration date, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Weyerhaeuser, in the manner provided below; and

- within three NYSE trading days after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (i) (a) certificates representing all physically tendered Weyerhaeuser common shares (which does not include book-entry shares held through DRS or CIP Shares) and (b) in the case of shares delivered by book-entry transfer through The Depository Trust Company, confirmation of a book-entry transfer of those Weyerhaeuser common shares in the exchange agent's account at The Depository Trust Company; (ii) a letter of transmittal for Weyerhaeuser common shares properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry transfer through The Depository Trust Company, an agent's message; and (iii) any other required documents.

Registered shareholders (including any participant in The Depository Trust Company whose name appears on a security position listing of The Depository Trust Company as the owner of Weyerhaeuser common shares) may transmit the notice of guaranteed delivery by facsimile transmission or mail it to the exchange agent. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf.

Tendering Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the last trading day prior to the expiration date of this exchange offer. If you are a registered shareholder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares), then it is unlikely that you will be able to deliver an original executed letter of transmittal (and, in the case of certificated shares, your share certificates) to the exchange agent prior to the expiration of this exchange offer at 12:00 midnight, New York City time, on the expiration date. Accordingly, in that case, if you wish to tender your shares after the final exchange ratio has been determined, you will generally need to do so by means of delivering a notice of guaranteed delivery and complying with the guaranteed delivery procedures described above. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must tender your shares on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, on the expiration date and institutions may be able to process tenders for Weyerhaeuser common shares through The Depository Trust Company during that time (although there is no assurance that this will be the case). Once The Depository Trust Company has closed, participants in The Depository Trust Company whose name appears on a Depository Trust Company security position listing as the owner of Weyerhaeuser common shares will still be able to tender their Weyerhaeuser common shares by delivering a notice of guaranteed delivery to the exchange agent via facsimile.

If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, that institution must submit any notice of guaranteed delivery on your behalf. It will generally not be possible to direct such an institution to submit a notice of guaranteed delivery once that institution has closed for the day. In addition, any such institution, if it is not an eligible institution, will need to obtain a Medallion guarantee from an eligible institution in the form set forth in the applicable notice of guaranteed delivery in connection with the delivery of those shares.

If the upper limit on the number of shares that can be received for each Weyerhaeuser common share validly tendered in this exchange offer is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date to permit shareholders to tender their Weyerhaeuser common shares during those days. The daily VWAP and trading prices of Weyerhaeuser common shares and TRI Pointe common stock during the Mandatory Extension will not affect the exchange ratio, which will be fixed at ————— **1.7262.** See "This Exchange Offer—Terms of this Exchange Offer—Extension; Termination; Amendment—Mandatory Extension".

Effect of Tenders

A tender of Weyerhaeuser common shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of this exchange offer as well as your representation and warranty to Weyerhaeuser that (i) you have the full power and authority to tender, sell, assign and transfer those tendered shares (and any and all other Weyerhaeuser common shares or other securities issued or issuable in respect of those shares), (ii) when the same are accepted for exchange, Weyerhaeuser will acquire

Withdrawing Your Shares After the Final Exchange Ratio Has Been Determined

Subject to a Mandatory Extension, the final exchange ratio will be available no earlier than 4:00 p.m., New York City time, on the expiration date of this exchange offer. If you are a registered holder of Weyerhaeuser common shares (which includes persons holding certificated shares, book-entry shares held through DRS or CIP Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or a facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Medallion guarantees will not be required for such withdrawal notices. If you hold Weyerhaeuser common shares through a broker, dealer, commercial bank, trust company or similar institution, any notice of withdrawal must be delivered by that institution on your behalf.

The Depository Trust Company is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals of Weyerhaeuser common shares through The Depository Trust Company during that time (although there can be no assurance that this will be the case). Once The Depository Trust Company has closed, if you beneficially own Weyerhaeuser common shares that were previously delivered through The Depository Trust Company, then in order to properly withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or facsimile transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, on the expiration date, subject to a Mandatory Extension. Such notice of withdrawal must be in the form of The Depository Trust Company's notice of withdrawal, must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn shares and must otherwise comply with The Depository Trust Company's procedures. Shares can be properly withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through The Depository Trust Company.

If the upper limit on the number of WRECO common shares that can be exchanged for each Weyerhaeuser common share tendered is in effect at the expiration of the exchange offer period, then the exchange ratio will be fixed at the upper limit and a Mandatory Extension of this exchange offer will be made until 12:00 midnight, New York City time, on the second trading day following the originally contemplated expiration date, which will permit shareholders to properly withdraw their Weyerhaeuser common shares during those days, either directly or by acting through a broker, dealer, commercial bank, trust company or similar institution on your behalf.

Book-Entry Accounts

Certificates representing WRECO common shares will not be issued to Weyerhaeuser shareholders pursuant to this exchange offer. Rather than issuing certificates representing such WRECO common shares to tendering Weyerhaeuser shareholders, the exchange agent will cause WRECO common shares to be credited to records maintained by the exchange agent for the benefit of the respective holders. Immediately following the consummation of this exchange offer, Merger Sub will be merged with and into WRECO and all of the issued and outstanding WRECO common shares will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share or cash in lieu of fractional shares, as the case may be. In connection with this exchange offer, you will receive a letter of transmittal and instructions for use in effecting surrender of any certificates in exchange for TRI Pointe common stock or cash in lieu of fractional shares. As promptly as practicable following the consummation of the Merger and Weyerhaeuser's notice and determination of the final proration factor, if any, TRI Pointe's transfer agent will credit the shares of TRI Pointe common stock into which the WRECO common shares have been converted to book-entry accounts maintained for the benefit of Weyerhaeuser shareholders who received WRECO common shares in this exchange offer or as a pro rata distribution, if any, and will send these holders a statement evidencing their holdings of shares of TRI Pointe common stock.

Extension; Termination; Amendment

Extension, Termination or Amendment by Weyerhaeuser

This exchange offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, on ——**,June 30,** 2014, unless this exchange offer is extended. You must tender your Weyerhaeuser common shares prior to this time if you want to participate in this exchange offer.

Weyerhaeuser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which this exchange offer is open and thereby delay acceptance for payment of, and the payment for, any Weyerhaeuser common shares validly tendered and not properly withdrawn in this exchange offer. For example, this exchange offer can be extended (i) if any of the conditions to the consummation of this exchange offer described in the next section entitled "—Conditions to the

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Conditions to the Consummation of this Exchange Offer

Weyerhaeuser will not be required to complete this exchange offer and may extend or terminate this exchange offer, if, at the scheduled expiration date (the three conditions listed first being the unwaivable "Mandatory Conditions"):

- the registration statement on Forms S-4 and S-1 of which this document is a part and TRI Pointe's Registration Statement on Form S-4 (File No. 333-193248) will each have become effective under the Securities Act and no stop order suspending the effectiveness of either registration statement will be issued and in effect;

- any condition precedent to the consummation of the Transactions (other than this exchange offer) pursuant to the Transaction Agreement has not been satisfied or waived (except for the conditions precedent that will be satisfied at the time of the consummation of the Transactions) or for any reason the Transactions (other than this exchange offer) cannot be consummated promptly after the consummation of this exchange offer (see "The Transaction Agreement—Conditions to the Consummation of the Transactions");

- the Transaction Agreement has been terminated;

- any of the following conditions or events has occurred, or Weyerhaeuser reasonably expects any of the following conditions or events to occur:

  - any injunction, order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority having jurisdiction over Weyerhaeuser, WRECO or TRI Pointe and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order or injunction will have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit or delay the consummation of this exchange offer;

  - any proceeding for the purpose of suspending the effectiveness of the registration statement of which this document is a part has been initiated by the SEC and not concluded or withdrawn;

  - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

  - any extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 15% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index within a period of 60 consecutive days or less occurring after ————,————**May 21, 2014**;

  - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

  - a commencement of a war (whether declared or undeclared), armed hostilities or other national or international calamity or act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the consummation of this exchange offer;

  - if any of the situations above exists as of the commencement of this exchange offer, any material deterioration of the situation;

  - any condition or event that Weyerhaeuser reasonably believes would or would be likely to cause this exchange offer and/or any pro rata dividend of WRECO common shares distributed to Weyerhaeuser shareholders if this exchange offer is undersubscribed to be taxable to Weyerhaeuser or its shareholders under U.S. federal income tax laws;

  - any action, litigation, suit, claim or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly or materially delay the consummation of this exchange offer;

  - any condition or event that, individually or in the aggregate, has had or would reasonably be expected to have a material and adverse effect on (i) the business, assets, properties, condition (financial or otherwise) or results of operations of Weyerhaeuser, WRECO or TRI Pointe; or

  - a market disruption event (as defined below) occurs with respect to Weyerhaeuser common shares or TRI Pointe common stock on any of the Valuation Dates and such market disruption event has, in Weyerhaeuser's reasonable judgment, impaired the benefits of this exchange offer.

Each of the foregoing conditions to the consummation of this exchange offer is independent of any other condition; the exclusion of any event from a particular condition above does not mean that such event may not be included in another condition.

INFORMATION ON TRI POINTE

Overview

TRI Pointe was founded in April 2009 and is engaged in the design, construction and sale of innovative single-family homes in planned communities in major metropolitan areas located throughout California and Colorado. As of March 31, 2014, TRI Pointe's operations consisted of 33 communities, ten of which were actively selling, containing 2,509 lots under various stages of development in California and Colorado. Since its formation, TRI Pointe has sold over 1,200 homes (including fee building projects), a number of which are located in prestigious master planned communities in California, and has forged relationships with several leading national land developers.

Net new home orders for TRI Pointe's owned projects for the three months ended March 31, 2014 and the year ended December 31, 2013 were 138 and 477, respectively. For the three months ended March 31, 2014, TRI Pointe delivered 92 homes from its owned projects for total home sales revenue of $72.8 million. For the year ended December 31, 2013, TRI Pointe delivered 396 homes from its owned projects for total home sales revenue of $247.1 million. The cancellation rates of buyers for TRI Pointe's owned projects who contracted to buy a home but did not close escrow (as a percentage of overall orders) were 8% and 10% during the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. The dollar amounts of TRI Pointe's backlog of homes sold but not closed for its owned projects as of March 31, 2014 and December 31, 2013 were $157.7 million and $111.6 million, respectively.

For a more detailed description of the business of TRI Pointe, see TRI Pointe's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and its Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated by reference in this document. See "Where You Can Find More Information; Incorporation by Reference".

TRI Pointe's Business After the Transactions

The combination of the Real Estate Business with TRI Pointe's existing business is intended to create a regionally focused national homebuilder with an established presence in some of the most attractive housing markets in the United States. The Transactions, if consummated, will establish TRI Pointe as one of the ten largest homebuilders in the United States based on estimated combined equity market value, assuming TRI Pointe issues 129,700,000 shares of its common stock in the Merger and based on the closing price of its common stock on November 1, 2013.May 15, 2014.

TRI Pointe expects the Transactions to have the following strategic benefits:

- *Enhanced geographic presence*. TRI Pointe will significantly broaden its geographic footprint with the addition of the Real Estate Business, providing entry into high-growth markets that exhibit favorable long-term economic and demographic fundamentals, including expected home value, permit and population growth. These markets include Houston, Phoenix and Tucson, Las Vegas, the Washington, D.C. suburbs, Richmond and the Puget Sound region of Washington State. TRI Pointe's management believes that home value growth in each of Las Vegas, Phoenix and the Puget Sound region of Washington State will exceed the U.S. average on a next five years basis. Moreover, housing permits as a percentage of peak in most of these markets are relatively moderate as compared to the U.S. average, which is less than 50%, indicating capacity for additional permits to be issued in these markets and therefore significant potential for growth.

- *Deepened California footprint*. The addition of Pardee Homes will provide TRI Pointe with a considerable number of additional fully- or partially-entitled lots in key Southern California counties, including Los Angeles, San Diego and Riverside, in which the land entitlement and development environment is complex and typically lengthy, requiring significant expertise and capital.

- *Expanded land holdings*. As a result of the Transactions, TRI Pointe will increase its land inventory by gaining control of WRECO's approximately 28,000 lots (excluding lots that are expected to be transferred to Weyerhaeuser and its subsidiaries by WRECO as a result of the REB Transfers). Approximately 17,000 of these lots are located in entitlement-constrained California markets, as identified above. The added land holdings provide optionality for future land and lot sales.

- *Best-in-class management team*. In addition to TRI Pointe's executive management team, TRI Pointe will gain experienced presidents who manage the homebuilding subsidiaries of WRECO, with substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

- *Increased market capitalization and liquidity*. The Transactions will increase TRI Pointe's market capitalization and shares outstanding. Moreover, the Transactions will also improve TRI Pointe's access to the capital markets by providing

99

INFORMATION ON WRECO

Overview

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In ~~2012,~~**2013,** WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO's core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond, and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in Southern California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five homebuilding subsidiaries: Maracay Homes LLC ("Maracay"), Pardee Homes ("Pardee"), The Quadrant Corporation ("Quadrant"), Trendmaker Homes, Inc. ("Trendmaker") and Winchester Homes, Inc. ("Winchester"). The homebuilding subsidiaries are managed by presidents who have substantial industry knowledge and local market expertise. The average homebuilding experience of these presidents exceeds 20 years.

WRECO believes that it has acquired a reputation for building quality homes. This reputation has positioned its homebuilding subsidiaries as preferred local brands that offer an extensive collection of detached and attached home designs for a variety of market segments ranging from entry level to move-up to luxury homes. In recent years, WRECO has introduced complementary brands and broadened its product offerings to expand existing, and enter into new, core markets. Further, in some of its markets, WRECO offers the option to build homes on lots owned by others. As a result, WRECO builds across a variety of base sales prices, ranging from approximately $165,000 to more than $2 million, and home sizes, ranging from approximately 1,000 to 8,500 square feet.

WRECO's broad product offerings and local brand power are fundamental to positioning its homebuilding operations with land sellers. WRECO has forged relationships with regional and national land developers based on its market-driven product offerings, excellent reputation and record of customer satisfaction. As a result, WRECO has the flexibility to pursue a wide range of land acquisition opportunities in support of homebuilding strategies appropriate for each of its markets.

WRECO combines its land development expertise with its homebuilding operations to increase the flexibility of its business by developing residential lots for its own use or sale to other homebuilders, and controlling the scheduled delivery of lots to meet market demand. Management believes most of WRECO's land positions are located in supply constrained markets with historically strong housing demand, diverse employment and desirable quality of life characteristics. Land acquisition and entitlement are highly regulated and complex in most of WRECO's core markets, including California, Maryland and Washington. Consequently, WRECO relies on its knowledge of local markets and operating history with local, state and federal regulators to obtain necessary land development and home construction approvals.

Historical Business Relationship with Weyerhaeuser

Weyerhaeuser indirectly owns all of the issued and outstanding WRECO common shares and will own these shares until the Distribution occurs. WRECO has purchased certain products from Weyerhaeuser on market terms and conditions. WRECO has no obligation to purchase from Weyerhaeuser, nor is it dependent upon Weyerhaeuser to provide, these products. WRECO's historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expense. WRECO's management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expense are reasonable. However, these allocations may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. During each of the three month periods ended March 31, 2014 and 2013, WRECO incurred $5.5 million of allocated corporate general and administrative expense from Weyerhaeuser. During the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expense from Weyerhaeuser. See *Note 11: Relationship and Transactions with Weyerhaeuser* to WRECO's consolidated financial statements included elsewhere in this document for further information regarding the allocated corporate general and administrative expense.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR WRECO

You should read the following in conjunction with the sections of this document entitled "Risk Factors", "Cautionary Statement on Forward-Looking Statements", "Selected Historical and Pro Forma Financial and Operating Data" and "Information on WRECO" and WRECO's historical consolidated financial statements and related notes thereto included in this document.

WRECO is primarily engaged in the design, construction and sale of single-family homes in California, Texas, Arizona, Washington, Nevada, Maryland and Virginia. In 2012,**2013,** WRECO was a top 20 U.S. homebuilder as measured by annual single-family home deliveries. WRECO's core markets are Southern California, Houston, Phoenix and Tucson, the Puget Sound region of Washington State, Las Vegas, Richmond and the Washington, D.C. suburbs. In addition, WRECO is a developer of master planned communities, which include residential lots for its own use, lots for sale to other homebuilders, and the sale of commercial and multi-family properties, primarily in California.

Headquartered in Washington, WRECO was founded in 1970 as a subsidiary of Weyerhaeuser. WRECO conducts its operations through five subsidiaries: Maracay, Pardee, Quadrant, Trendmaker and Winchester.

Basis of Presentation

The consolidated financial statements of WRECO included in this document, which are discussed below, include 100% of WRECO's assets, liabilities, revenues, expenses and cash flows as well as those of its wholly owned subsidiaries and other entities that it controls. For each of the periods presented, WRECO was a wholly owned subsidiary of Weyerhaeuser. The financial information included in this discussion may not necessarily reflect WRECO's financial position, results of operations and cash flows in the future or what WRECO's financial position, results of operations and cash flows would have been had WRECO been an independent company during the periods presented.

WRECO's historical consolidated financial information does not reflect changes that WRECO expects to experience as a result of the Transactions, including the REB Transfers and changes in the financing, operations, cost structure and personnel needs of its business. See "The Transaction Agreement—Transfers of Certain Assets and Assumption of Certain Liabilities". The historical consolidated financial statements include allocations of certain Weyerhaeuser corporate general and administrative expense. WRECO's management believes the assumptions and methodologies underlying the allocation of corporate general and administrative expense are reasonable. However, these allocations may not be indicative of the actual level of expense that would have been incurred by WRECO if it had operated as an independent company or of expenses expected to be incurred in the future. These allocated expenses relate to various services that have historically been provided to WRECO by Weyerhaeuser, including corporate governance, cash management and other treasury services, administrative services (such as government relations, tax, employee payroll and benefit administration, internal audit, legal, accounting, human resources and equity-based compensation plan administration), lease of office space, aviation services and insurance coverage. During each of the three month periods ended March 31, 2014 and 2013, WRECO incurred $5.5 million of allocated corporate general and administrative expense from Weyerhaeuser. For the years ended December 31, 2013, 2012 and 2011, WRECO incurred $22.9 million, $20.5 million and $17.3 million, respectively, of allocated corporate general and administrative expense from Weyerhaeuser. See *Note 11: Relationship and Transactions with Weyerhaeuser* to WRECO's consolidated financial statements included elsewhere in this document for further information regarding allocated corporate general and administrative expense.

In addition, as part of WRECO's historical cash management strategy as a subsidiary of Weyerhaeuser, WRECO has a revolving promissory note payable to Weyerhaeuser that will be extinguished in connection with the Transactions. The total amounts outstanding under the promissory note were $868.8 million as of March 31, 2014, and $834.6 million and $689.6 million as of December 31, 2013 and 2012, respectively. WRECO paid Weyerhaeuser interest on the unpaid balance for the three months ended March 31, 2014 and 2013 at rates per annum of 1.86% and 1.90%, respectively. For the years ended December 31, 2013, 2012 and 2011, the rates per annum were 1.87%, 1.92% and 0.62%, respectively. Interest incurred for the three months ended March 31, 2014 and 2013 was $3.9 million and $3.4 million, respectively. Interest incurred for the years ended December 31, 2013, 2012 and 2011 was $15.7 million, $12.8 million and $3.4 million, respectively.

The accompanying unaudited condensed consolidated financial statements and audited consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and with the instructions to Form 10-Q and Article 10 of Regulation S-X. WRECO's financial statements refer to the Transactions as "the TRI Pointe Transaction".

	Weyerhaeuser March 31, 2014	WRECO (a)	Excluded Assets and Liabilities Retained by Weyerhaeuser (b)	Pro Forma Adjustments (c)	Weyerhaeuser pro forma March 31, 2014
Equity:					
Mandatory convertible preference shares, series A: $1.00 par value	14	—	—	—	14
Common shares: $1.25 par value	731	—	—	(~~88~~87)	~~643~~644
Other capital	6,464	(1,712)	130	(~~447~~430)	~~4,435~~4,452
Retained earnings	344	—	—	~~1,274~~1,256	~~1,618~~1,600
Cumulative other comprehensive loss	(701)	—	—	—	(701)
Total Weyerhaeuser shareholders' interest	6,852	(1,712)	130	739	6,009
Noncontrolling interests	33	(30)	—	—	3
Total equity	6,885	(1,742)	130	—	6,012
Total liabilities and equity	$ 14,505	$ (1,710)	$ 26	$ 739	$ 13,560

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

Unaudited Pro Forma Condensed Consolidated Statement of Earnings
For the Three Months ended March 31, 2014
(Dollars in millions, except per-share figures)

	Weyerhaeuser three months ended March 31, 2014	WRECO three months ended March 31, 2014 (1)	Excluded Operations (2)	Pro forma adjustments (3)	Weyerhaeuser pro forma three months ended March 31, 2014
Net Sales	$ 1,984	(248)	—	—	1,736
Cost of products sold	1,556	(197)	1	—	1,360
Gross margin	428	(51)	(1)	—	376
Selling expenses	49	(21)	—	—	28
General and administrative expenses	101	(18)	—	—	83
Research and development expenses	7	—	—	—	7
Charges for restructuring, closures, and impairments	21	(2)	—	—	19
Other operating income, net	(74)	1	—	(2)	(75)
Operating income from continuing operations	324	(11)	(1)	2	314
Interest income and other	9	—	—	—	9
Interest expense, net of capitalized interest	(83)	—	—	—	(83)
Earnings from continuing operations before income taxes	250	(11)	(1)	2	240

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	Weyerhaeuser three months ended March 31, 2014	WRECO three months ended March 31, 2014 (1)	Excluded Operations (2)	Pro forma adjustments (3)	Weyerhaeuser pro forma three months ended March 31, 2014
Income taxes	(56)	5	—	(1)	(52)
Earnings from continuing operations	194	(6)	(1)	1	188
Dividends on preference shares	(11)	—	—	—	(11)
Earnings from continuing operations attributable to Weyerhaeuser common shares	$ 183	(6)	(1)	1	177
Earnings per common share from continuing operations					
Basic	$ 0.31				$ 0.34
Diluted	$ 0.31				$ 0.34
Weighted average number of common shares outstanding					
Basic	584,915,000				~~514,193,642~~ **515,126,459** *
Diluted	589,312,000				~~518,590,642~~ **519,523,459** **

* *Represents the basic weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.*

** *Represents the diluted weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.*

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

178

Unaudited Pro Forma Condensed Consolidated Statement of Earnings
For the Year ended December 31, 2013
(Dollars in millions, except per-share figures)

	Weyerhaeuser year ended December 31, 2013	WRECO year ended December 31, 2013 (1)	Excluded Operations (2)	Pro forma adjustments (3)	Weyerhaeuser pro forma year ended December 31, 2013
Net Sales	$ 8,529	(1,275)	—	—	7,254
Cost of products sold	6,709	(995)	2	—	5,716
Gross margin	1,820	(280)	(2)	—	1,538
Selling expenses	220	(95)	—	—	125
General and administrative expenses	455	(75)	1	—	381
Research and development expenses	33	—	—	—	33
Charges for restructuring, closures, and impairments	390	(357)	343	—	376
Other operating income, net	(25)	2	—	(9)	(32)
Operating income from continuing operations	747	245	(346)	9	655
Interest income and other	58	(4)	—	—	54
Interest expense, net of capitalized interest	(371)	3	—	—	(368)
Earnings from continuing operations before income taxes	434	244	(346)	9	341
Income taxes	129	(86)	128	(3)	168
Earnings from continuing operations	563	159	(218)	6	509
Dividends on preference shares	(23)	—	—	—	(23)
Earnings from continuing operations attributable to Weyerhaeuser common shares	$ 540	159	(218)	6	486
Earnings per common share from continuing operations					
Basic	$ 0.95			$	0.98
Diluted	$ 0.95			$	0.97
Weighted average number of common shares outstanding					
Basic		566,329,000			~~495,607,642~~496,540,459 *
Diluted		571,239,000			~~500,517,642~~501,450,459 **

* Represents the basic weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.

** Represents the diluted weighted average number of common shares outstanding reduced by the estimated total number of shares of Weyerhaeuser common stock expected to be tendered and exchanged as part of this exchange offer.

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed consolidated financial information.

1. Basis of Presentation

The unaudited pro forma condensed consolidated financial information of Weyerhaeuser has been prepared based on historical financial information of Weyerhaeuser and WRECO, giving effect to this exchange offer and other related adjustments described in these footnotes. This unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results of operations that would have been achieved had this exchange offer actually taken place at the dates indicated, and does not purport to be indicative of future financial position or operating results. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements of Weyerhaeuser and WRECO and the notes thereto, which are included or incorporated by reference in this Prospectus – Offer to Exchange and in the documents described under "Where You Can Find More Information."

WRECO's historical results are derived from WRECO's audited consolidated statement of operations for the year ended December 31, 2013, unaudited consolidated balance sheet as of March 31, 2014 and unaudited consolidated statement of operations for the three months ended March 31, 2014; however, certain balances and results of operations have been reclassified in the pro forma adjustments to be consistent with the amounts reported for WRECO in the Weyerhaeuser condensed consolidated financial information. Further, in connection with the REB Transfers, certain WRECO assets and liabilities will be retained by Weyerhaeuser, and thus are not included in the pro forma adjustments.

For a more detailed discussion on the basis of presentation and allocation methodology used in the historical financial statements of WRECO, please see *Note 1: Summary of Significant Accounting Policies* to WRECO's consolidated financial statements included in this document.

2. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet

The pro forma condensed consolidated financial information assumes that Weyerhaeuser will offer to its shareholders ~~1.4140~~**1.4329** shares of WRECO common stock in exchange for each Weyerhaeuser common share, which would result in ~~70,721,358~~**69,788,541** Weyerhaeuser common shares being exchanged for all 100 million shares of WRECO common stock. For pro forma purposes, the exchange rate was estimated based on the closing share prices of Weyerhaeuser common shares and TRI Pointe common stock as of May ~~1,~~**15,** 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information and assumed no valuation discount for the Weyerhaeuser common shares exchanged, and utilized the fixed exchange ratio of 1.297 share of TRI Pointe common stock for each WRECO common share in the Merger, calculated as follows (dollars in millions, except per share amounts):

Estimated fair value of 129,700,000 shares of TRI Pointe common stock issued in connection with the Merger (at $~~16.32~~**16.18** per share based on the closing share price of TRI Pointe common stock as of May ~~1,~~**15,** 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$	~~2,117~~**2,099**
Total Weyerhaeuser common shares to be tendered and exchanged (at $~~29.93~~**30.07** per share based on the closing share price of Weyerhaeuser common shares as of May ~~1,~~**15,** 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)		~~70,721,358~~ **69,788,541**
Estimated number of WRECO shares to be issued for each share of Weyerhaeuser to be tendered and exchanged, based on issuance of 100,000,000 total shares of WRECO common stock		~~1.4140~~ **1.4329**

This unaudited pro forma condensed consolidated financial information assumes this exchange offer is fully subscribed. If less than ~~70,721,358~~**69,788,541** Weyerhaeuser common shares, the number of Weyerhaeuser common shares that must be tendered in order for Weyerhaeuser to distribute all of its shares of WRECO common stock in this exchange offer, are tendered and exchanged, Weyerhaeuser will distribute in a pro rata dividend to its shareholders the remaining shares of WRECO common stock that it will own.

The effect on the unaudited pro forma condensed consolidated financial information is calculated as follows (dollars in millions):

Estimated fair value of Weyerhaeuser common shares tendered and exchanged (at $~~29.93~~**30.07** per share based on the closing share price of Weyerhaeuser common shares as of May ~~1,~~**15,** 2014, the date of preparation of this unaudited pro forma condensed consolidated financial information)	$ ~~2,117~~**2,099**
Cash received from WRECO	739
Estimated fair value of WRECO	~~2,856~~**2,838**
Less net book value of WRECO net assets (apart from excluded assets and liabilities that will be retained by Weyerhaeuser in the Transactions) at March 31, 2014	(1,582)
Net gain	$~~1,274~~**1,256**

(a)   Represents the elimination of WRECO balances as reported in the historical Weyerhaeuser balance sheet. Certain amounts have been reclassified or adjusted to be consistent with the amounts reported for WRECO in the historical Weyerhaeuser condensed consolidated financial information.

(b)   Represents the transfer of certain WRECO assets and liabilities that will be retained by Weyerhaeuser pursuant to the Transaction Agreement. These excluded assets and liabilities were $2 million in property, plant, and equipment, $17 million in land being processed for development, $1 million in other assets, and $126 million in net deferred tax assets relating to WRECO's interest in Coyote Springs, as well as $3 million in accrued liabilities, $22 million in other liabilities, and $9 million in net deferred tax assets relating to deferred compensation amounts owed by Weyerhaeuser to employees of WRECO.

(c)   Represents the $739 million in cash to be paid by WRECO in connection with the Transactions to Weyerhaeuser (in order to finance the cash payment, WRECO will incur new long-term debt in the amount of $800 million or more upon consummation of the Transactions), the estimated gain to be recognized by Weyerhaeuser as a result of this Exchange Offer, and the acquisition of Weyerhaeuser common shares in this exchange offer, as calculated as follows:

~~70,721,358~~**69,788,541** Weyerhaeuser common shares at $1.25 par value	$ ~~88~~**87**
Cost of Weyerhaeuser shares allocable to other capital	~~2,029~~**2,012**
Estimated fair value of Weyerhaeuser shares tendered	$~~2,117~~**2,099**

3. Pro Forma Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Earnings

(1)   Represents the elimination of WRECO operations as reported in the historical Weyerhaeuser statement of earnings, including the related tax effect using WRECO's statutory tax rates. Certain amounts have been reclassified or adjusted to be consistent with the amounts reported for WRECO in the historical Weyerhaeuser condensed consolidated financial information.

(2)   Represents the elimination of costs related to WRECO's interest in Coyote Springs, which is expected to be retained by Weyerhaeuser. Pro forma impairment charges of $343 million and operating costs of $2 million for the year ended December 31, 2013, and $1 million in operating costs for the three months ended March 31, 2014, relate to a property that will not be transferred to TRI Pointe in the Transactions.

(3)   Represents the elimination of $9 million and $1 million in nonrecurring costs incurred by Weyerhaeuser relating to the Transactions for the year ended December 31, 2013 and the three months ended March 31, 2014, respectively, and the related tax effect using WRECO's statutory tax rates.

The unaudited pro forma condensed combined financial information also does not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the Transactions or any integration costs. Furthermore, the unaudited pro forma condensed combined statement of operations does not include certain nonrecurring charges and the related tax effects which result directly from the Transactions as described in the notes to the unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Balance Sheet
As of March 31, 2014
(in thousands)

| | Historical | | | | | | |
	WRECO	TRI Pointe Homes, Inc.	Excluded Assets and Liabilities	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Assets							
Cash and cash equivalents	$ 3,338	$ 32,046	$ —	$ 35,384	$ (739,000)	(a)	$ 39,351
					782,000	(b)	
					(39,033)	(c)	
Accounts receivables	35,425	1,855	—	37,280	—		37,280
Deposits on real estate	31,104	23,176	(1,019)	53,261	—	(d)	53,261
Inventory	1,500,608	461,307	(17,181)	1,944,734	—	(d)	1,971,953
					27,219	(e)	
Intangible assets	6,360	—	—	6,360	12,900	(e)	19,260
Investments in unconsolidated entities	15,672	—	—	15,672	—		15,672
Goodwill	—	—	—	—	~~165,837~~161,409	(e)	~~165,837~~161,409
Deferred tax assets	287,946	4,611	(126,463)	157,094	—	(d)	141,046
			(9,000)			(g)	
					(16,048)	(k)	
Other assets	61,545	15,572	(1,800)	75,317	—	(d)	92,693
					18,000	(b)	
					(624)	(f)	
Total assets	$1,941,998	$538,567	$ (155,463)	$ 2,325,102	$ ~~211,251~~206,823		$ ~~2,536,353~~2,531,925
Liabilities and Stockholders' Equity							
Accounts payable	$ 76,987	$ 16,006	$ —	$ 92,993	$ (251)	(c)	$ 59,562
					(33,180)	(a)	
Accrued payroll liabilities	33,724	2,896	(25,119)	11,501	—	(g)	11,501
Other accrued liabilities	100,178	15,865	—	116,043	(207)	(h)	115,836
Debt payable	—	176,933	—	176,933	800,000	(b)	976,933
Debt payable to Weyerhaeuser	868,809	—	—	868,809	(868,809)	(a)	—
Debt (nonrecourse to WRECO) held by variable interest entities	6,041	—	—	6,041	—		6,041
Income tax payable to Weyerhaeuser	19,625	—	—	19,625	(19,625)	(a)	—
Total liabilities	1,105,364	211,700	(25,119)	1,291,945	(122,072)		1,169,873
Commitments and contingencies							
Stockholders' equity							
Preferred stock	—			—			—
		—	—	—	—		—

	Historical						
	WRECO	TRI Pointe Homes, Inc.	Excluded Assets and Liabilities	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Common stock	4,000	316	—	4,316	(316)	(j)	1,613
					(2,387)	(i)	
Additional paid-in capital	332,624	311,141	(130,344)	513,421	351,436 347,008	(l)	864,857 860,429
Retained earnings	469,791	15,410	—	485,201	(15,410)	(j)	469,791
Total stockholders' equity	806,415	326,867	(130,344)	1,002,938	333,323 328,895		1,336,261 1,331,833
Noncontrolling interests	30,219	—	—	30,219	—		30,219
Total liabilities and stockholders' equity	$1,941,998	$538,567	$ (155,463)	$ 2,325,102	$ 211,251 206,823		$ 2,536,353 2,531,925

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2014
(in thousands, except per share amounts)

	Historical						
	WRECO	TRI Pointe Homes, Inc.	Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Revenues							
Home sales	$ 241,902	$ 72,812	$ —	$ 314,714	$ —		$ 314,714
Land and lot sales	3,387	—	—	3,387	—		3,387
Other operations	2,843	—	—	2,843	—		2,843
Total revenue	248,132	72,812	—	320,944	—		320,944
Expenses:							
Cost of home sales	190,840	56,432	—	247,272	1,221	(1)	252,911
					4,418	(2)	
Cost of land and lot sales	3,138	—	(999)	2,139	—	(5)	2,139
Impairments and related charges	468	—	—	468	—		468
Other operations	1,617	—	—	1,617	—		1,617
Sales and marketing	20,905	2,486	—	23,391	323	(4)	23,714
General and administrative	18,005	5,892	219	24,116	—	(3)	24,813
					697	(7)	
Restructuring charges	1,716	—	—	1,716	(1,305)	(6)	411

184

	Historical						
	WRECO	TRI Pointe Homes, Inc.	Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Total expenses	236,689	64,810	(780)	300,719	5,354		306,073
Earnings from continuing operations	11,443	8,002	780	20,225	(5,354)		14,871
Equity in income of unconsolidated entities	(68)	—	—	(68)	—		(68)
Other income (expense), net	735	(557)	7	185	—	(5)	1,042
					548	(8)	
					229	(1)	
					80	(9)	
Earnings before income taxes	12,110	7,445	787	20,342	(4,497)		15,845
Provision for income taxes	(4,529)	(3,147)	(291)	(7,967)	1,798	(10)	(6,169)
Earnings from continuing operations	$ 7,581	$ 4,298	$ 496	$ 12,375	$ (2,699)		$ 9,676
Earnings per common share							
Basic	$ 0.08	$ 0.14					$ 0.06
Diluted	$ 0.08	$ 0.14					$ 0.06
Weighted average shares							
Basic	100,000	31,613					161,333
Diluted	100,000	31,643					~~162,882~~**162,899**

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

185

	Historical						
	WRECO	TRI Pointe Homes, Inc.	Excluded Operations	Combined	Pro Forma Adjustments	Notes	Pro Forma Combined
Basic	$ (1.51)	$ 0.50					$ 0.41
Diluted	$ (1.51)	$ 0.50					$ 0.41
Weighted average shares							
Basic	100,000	30,776					161,333
Diluted	100,000	30,798					~~162,882~~ **162,899**

The accompanying notes are an integral part of, and should be read together with, this unaudited pro forma condensed combined financial information.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation

The historical consolidated financial information has been adjusted to give pro forma effect to events that are (i) directly attributable to the Transactions, (ii) factually supportable and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed and have been prepared to illustrate the estimated effect of the Transactions and certain other adjustments. The final determination of the purchase price allocation will be based on the fair values of assets acquired and liabilities assumed as of the Closing Date.

WRECO's historical results are derived from WRECO's unaudited consolidated balance sheet as of March 31, 2014, unaudited consolidated statement of operations for the three months ended March 31, 2014 and audited consolidated statement of operations for the year ended December 31, 2013. TRI Pointe's historical results are derived from TRI Pointe's unaudited consolidated balance sheet as of March 31, 2014, unaudited consolidated statement of operations for the three months ended March 31, 2014 and audited consolidated statement of operations for the year ended December 31, 2013.

The denominator used to calculate pro forma basic earnings per common share was calculated by adding 129,700,000 shares issued in the Transactions to the historical shares of TPH prior to the Transactions. The denominator used to calculate pro forma diluted earnings per common share was derived from the shares used to calculate basic earnings per common share plus 1,549,882**1,566,305** shares attributable to equity awards outstanding prior to the Transactions.

Significant Accounting Policies

The accounting policies used in the preparation of this unaudited pro forma condensed combined financial information are those set forth in WRECO's and TRI Pointe's audited consolidated financial statements as of December 31, 2013. TRI Pointe's management has determined that no material adjustments are necessary to conform TRI Pointe's financial statements to the accounting policies used by WRECO in the preparation of the unaudited pro forma condensed combined financial information. Certain reclassification adjustments have been made in the unaudited pro forma condensed combined financial statements to conform TRI Pointe's historical basis of presentation to that of WRECO.

Description of Transaction

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe's business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin. If Weyerhaeuser elects to conduct an exchange offer, Weyerhaeuser will offer to Weyerhaeuser shareholders in the exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If the exchange offer is consummated but fewer than all the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. If Weyerhaeuser does not elect to conduct an exchange offer, it will distribute all WRECO common shares owed by it to Weyerhaeuser shareholders. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $ **16.18** per share for TRI Pointe common stock on the NYSE on ‑‑‑‑‑‑‑,**May 15,** 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below but not including any Adjustment Amount as described in "The Transaction Agreement—Payment of Adjustment Amount," would have been approximately $ **2.8** billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of TRI Pointe common stock at the time of determination and on the Adjustment Amount. Therefore, the actual purchase price will fluctuate with the market price of TRI Pointe common stock until the Merger is consummated.

Upon the consummation of the Transactions, equity awards in Weyerhaeuser common shares held by WRECO employees will be converted into ~~1.834~~**1.858** equity awards of TRI Pointe common stock. As of May ~~1,~~**15,** 2014, there were ~~1,139,990~~**1,136,292** unvested and ~~1,331,963~~**1,320,416** vested equity awards in Weyerhaeuser common shares held by WRECO employees that would be converted into ~~622,851~~**629,545** unvested TRI Pointe restricted stock units and ~~1,467,891~~**1,481,684** unvested and ~~2,442,820~~**2,453,333** vested options exercisable for shares of TRI Pointe common stock. The exercise price of the Weyerhaeuser options ranged from $9.53 to $30.54, and the exercise price of the replacement TRI Pointe options will range from $~~5.20~~**5.13** to $~~16.65.~~**16.44.** The fair value of the Weyerhaeuser equity awards and the replacement equity awards were measured as of May ~~1,~~**15,** 2014. The excess fair value of the TRI Pointe options, approximately $4.5 million, will be recognized as additional compensation expense over the term of the unvested equity awards. For purposes of the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Three Months Ended March 31, 2014 and the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2013, additional compensation expense related to the increase in fair value to the WRECO employee equity awards was recorded as $0.3 million and $1.9 million, respectively, as discussed in explanation seven of *Note 4. Notes to Unaudited Pro Forma Condensed Combined Statements of Operations*. Significant assumptions used in the measurement of fair value of the replacement options included expected terms, volatility, annual discount rate and the risk free rate.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be TRI Pointe's wholly owned subsidiary, and will also continue its current businesses. TRI Pointe common stock, including the shares issued in the Merger, will be listed on the NYSE under TRI Pointe's current trading symbol "TPH."

2. Calculation of Estimated Purchase Consideration

The purchase consideration in a reverse acquisition is determined with reference to the value of equity of the accounting acquiree (in this case, TRI Pointe, the legal acquirer). The fair value of TRI Pointe common stock is based on the closing stock price on May ~~1,~~**15,** 2014 of $~~16.32.~~**16.18.**

The purchase price is calculated as follows (dollars in thousands, except number of shares and per share amount):

Number of TRI Pointe shares outstanding [1]	31,632,533
TRI Pointe common stock price [2]	$ ~~16.32~~ **16.18**
Total	$~~516,243~~ **511,814**
Fair value of stock options [3]	~~532~~**533**
Estimated purchase price	$~~516,775~~**512,347**

(1) Number of shares of TRI Pointe common stock issued and outstanding as of May ~~1,~~**15,** 2014.
(2) Closing price of TRI Pointe common stock on the NYSE on May ~~1,~~**15,** 2014 of $~~16.32~~**16.18** per share.
(3) The fair value of stock options for the services already rendered have been added to the calculation of the estimated purchase price.

For pro forma purposes, the fair value of the consideration given and thus the estimated purchase price was determined based on the $~~16.32~~**16.18** per share closing price of TRI Pointe common stock on May ~~1,~~**15,** 2014. The final purchase consideration could significantly differ from the amounts presented in the unaudited pro forma condensed combined financial information due to movements in the market price of TRI Pointe common stock as of the Closing Date of the transaction. A sensitivity analysis related to the fluctuations in the market price of TRI Pointe common stock was performed to assess the impact that a hypothetical change of 10% in the market price of TRI Pointe common stock on May ~~1,~~**15,** 2014 would have on the estimated purchase price and goodwill as of the Closing Date.

[[NYCORP:3438075v91:4316W: 05/20/2014--09:13 AM]]

The following table shows the change in the market price of TRI Pointe common stock, estimated consideration transferred and goodwill (dollars in thousands, except per share amounts):

Change in stock price	Stock price	Estimated consideration transferred	Goodwill
Increase of 10%			$
	$ ~~17.95~~**17.80** $	~~568,336~~**563,591**	~~217,398~~**212,653**
Decrease of 10%			$
	$ ~~14.69~~**14.56** $	~~465,214~~**461,102**	~~114,276~~**110,164**

Preliminary Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed of TRI Pointe are recorded at the acquisition date fair values and added to those of WRECO. The pro forma adjustments are preliminary and based on estimates of the fair value and useful lives of the assets acquired and liabilities assumed as of March 31, 2014 and have been prepared to illustrate the estimated effect of the Transactions.

Acquisition date fair value for inventory was estimated using an income approach that estimates the fair value of real estate inventory using a discounted cash flow model. The final determination of the fair value of real estate inventory will depend on expected average selling prices, sales pace, cancellation rates, construction and overhead costs. Additionally, the acquisition date fair value of the trademark intangible asset was estimated using the relief-from-royalties method of the income approach. Under that method, the owner of the intangible asset is able to avoid royalty payments would have otherwise been incurred. The present value of the estimated net royalty savings becomes the basis of fair value. The final determination of the trademark intangible will depend on changes to the expected life of the intangible asset, the royalty rate and the discount rate that reflects the level of risk associated with the future cash flows.

The final determination of purchase price allocation upon the consummation of the Transactions will be based on TRI Pointe's net assets acquired as of that date and will depend on a number of factors, which cannot be predicted with any certainty at this time. The purchase price allocation may change materially based on the receipt of more detailed information; therefore, the actual allocations will differ from the pro forma adjustments presented. There can be no assurances that these additional analyses and final valuations will not result in significant changes to the estimates of fair value set forth below.

The following table sets forth a preliminary allocation of the estimated purchase consideration to the identifiable tangible and intangible assets acquired and liabilities assumed of TRI Pointe, with the excess recorded as goodwill (dollars in thousands):

Cash and cash equivalents	$ 32,046
Real estate inventories	511,702
Contract, notes or accounts receivable	1,855
Trademark intangible asset	12,900
Goodwill	~~165,837~~**161,409**
Other assets	15,572
Total assets	~~739,912~~**735,484**
Accounts payable	16,006
Accrued payroll liabilities	2,896
Other accrued liabilities	15,865
Deferred tax liability	11,437
Notes payable to third parties	176,933
Total liabilities	223,137
Net assets acquired	$~~516,775~~**512,347**

190

The goodwill expected to be recognized is primarily attributed to expected synergies from combining the Real Estate Business with TRI Pointe's existing business, including, but not limited to, expected cost synergies from overhead savings resulting from streamlining certain redundant corporate functions, improved operating efficiencies, including provision of certain corporate level administrative and support functions at a lower cost than was historically allocated to WRECO for such services by Weyerhaeuser, and growth of ancillary operations in various markets as permitted under applicable law, including a mortgage business, a title company and other ancillary operations. See "Information on TRI Pointe—TRI Pointe's Liquidity and Capital Resources After the Transactions."

3. Notes to Unaudited Pro Forma Condensed Combined Balance Sheet (dollars in thousands)

(a) Reflects the elimination of debt payable to Weyerhaeuser of $869 million, accounts payable to Weyerhaeuser of $33 million and income tax payable to Weyerhaeuser of $20 million by WRECO. These liabilities will be settled by the $739 million cash dividend to be paid by WRECO to Weyerhaeuser in connection with the Transactions.

(b) Represents the estimated net cash proceeds from the issuance of the New Debt, as well as deferred finance costs and the establishment of the net payable. The New Debt is expected to be valued at $800 million, with financing costs estimated to be $18 million, and the net $782 million increasing cash. Refer to *Note 6. Financing Arrangements* for further details.

(c) Represents the estimated cash transaction costs related to underwriting, legal and other advisory fees associated with the Transactions. These fees were estimated based on the expected costs for underwriting, legal and banking fees, which totaled approximately $46 million. Accrued fees payable on the balance sheet date were approximately $0.3 million and fees previously paid were approximately $7 million as of March 31, 2014.

(d) Represents the transfer of WRECO's interest in Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser. These excluded assets were deposits on real estate of $1 million, inventory of $17 million, a deferred tax asset of $126 million and other assets of $2 million.

(e) Reflects the fair value purchase accounting adjustments to TRI Pointe, including the fair value increase to real estate inventories, trade name intangible and goodwill. Refer to *Note 5. Intangible Asset* for discussion on the valuation of intangible assets. The preliminary estimated fair value of inventory was determined primarily using a discounted cash flow model. These estimated cash flows are significantly impacted by estimates related to expected average selling prices, sales pace, cancellation rates and construction and overhead costs. The fair value of TRI Pointe's real estate inventory (including deposits on real estate) was estimated to be $512 million. Due to the preliminary nature of these estimates, actual results could differ significantly from such estimates. Discount rates used in the pro forma analysis of real estate inventory ranged from 18% to 22%. See "—Preliminary Purchase Price Allocation" discussion in *Note 2. Calculation of Estimated Purchase Consideration* for more information on the value goodwill.

(f) Represents the elimination of deferred financing costs of $0.6 million from the historical financial statements of TRI Pointe.

(g) Reflects the elimination of deferred compensation amounts and related deferred tax assets owed by Weyerhaeuser to employees of WRECO. These liabilities of $25 million and deferred tax assets of $9 million are being excluded from the liabilities assumed because they are being retained by Weyerhaeuser pursuant to the Transaction Agreement.

(h) Reflects the purchase accounting adjustment to eliminate deferred rent of $0.2 million from TRI Pointe.

(i) Represents the adjustment to common stock to reflect the total amount of shares outstanding of 161,332,533 shares of common stock at $0.01 par value upon the consummation of the Transactions. The historical common stock values of $4.0 million for WRECO and $0.3 million for TRI Pointe were eliminated and replaced with a common stock value of $1.6 million.

(j) Represents the elimination of historical equity of TRI Pointe to reflect the new accounting basis of the acquirer.

(k) Represents adjustments to reflect the decrease in deferred tax assets as a result of the fair value increases of inventory by $27 million and trade name intangible by $13 million. The estimated tax rate was determined to be 40% resulting in a decrease to deferred tax assets of $16 million.

(l) Reflects the cumulative adjustment to additional paid-in capital, primarily attributable to the transfer of excluded assets and liabilities, $130 million, the issuance of equity to effect the Transactions, $~~169~~**164** million, and the elimination of payable amounts between WRECO and Weyerhaeuser, $183 million.

4. Notes to Unaudited Pro Forma Condensed Combined ~~Statement~~*Statements* of Operations

(1) Reflects the incremental increase to cost of home sales and change to interest expense related to the issuance of the New Debt by WRECO. The higher interest rate on the New Debt compared to the debt payable by WRECO to Weyerhaeuser increased the amount of interest available for capitalization by approximately $9 million and $35 million for the three months ended March 31, 2014 and the year ended December 31, 2013, respectively. The amount of qualifying assets of the combined company is greater than the pro forma debt balance, resulting in 100% interest capitalization, which decreased interest expense by approximately $0.2 million and $4 million for the three months ended March 31, 2014 and the year ended December 31,

HISTORICAL AND PRO FORMA PER SHARE, MARKET PRICE AND DIVIDEND DATA

Comparative Historical and Pro Forma Per Share Data

The following tables set forth certain historical and pro forma per share data for TRI Pointe, WRECO and Weyerhaeuser. The TRI Pointe historical data have been derived from and should be read together with the the unaudited consolidated financial statements of TRI Pointe and related notes thereto contained in TRI Pointe's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and the audited consolidated financial statements of TRI Pointe and related notes thereto contained in TRI Pointe's Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated by reference in this document. The WRECO historical data have been derived from and should be read together with WRECO's unaudited and audited consolidated financial statements and related notes thereto included in this document. The Weyerhaeuser historical data have been derived from and should be read together with the unaudited financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 and the audited consolidated financial statements of Weyerhaeuser and related notes thereto contained in Weyerhaeuser's Annual Report on Form 10-K for the year ended December 31, 2013, each of which is incorporated by reference in this document. The pro forma data have been derived from the unaudited pro forma financial statements of TRI Pointe, WRECO and Weyerhaeuser included in this document. See "Where You Can Find More Information; Incorporation by Reference."

These comparative historical and pro forma per share data are being provided for illustrative purposes only. TRI Pointe, WRECO and Weyerhaeuser may have performed differently had the Transactions occurred prior to the period presented. You should not rely on the pro forma per share data presented as being indicative of the results that would have been achieved had TRI Pointe and the Real Estate Business been combined during the periods or at the dates presented or of the future results or financial condition of TRI Pointe, WRECO or Weyerhaeuser to be achieved following the consummation of the Transactions.

	As of and for the Three Months Ended March 31, 2014		As of and for the Year Ended December 31, 2013	
	Historical	Pro Forma	Historical	Pro Forma
TRI Pointe	(unaudited)			
Basic earnings per share[1]	$ 0.14	$ 0.06	$ 0.50	$ 0.41
Diluted earnings per share[1][2]	$ 0.14	$ 0.06	$ 0.50	$ 0.41
Weighted average common shares outstanding—Basic	31,613,274	161,332,533	30,775,989	161,332,533
Weighted average common shares outstanding—Diluted	31,643,070	~~162,882,415~~**162,898,838**	30,797,602	~~162,882,415~~**162,898,838**
Book value per share of common stock	$ 10.33	$ ~~8.20~~**8.18**	$ 10.47	$ N/A
Dividends declared per share of common stock	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(1) Basic and diluted earnings per share give effect to the conversion of the equity of the former members of TPH LLC into TRI Pointe common stock on January 30, 2013 as though the conversion had occurred at the beginning of the period or the original date of issuance, if later. The number of shares converted is based on the initial public offering price of $17.00 per share of TRI Pointe common stock.

(2) For the three months ended March 31, 2014 and the year ended December 31, 2013, no stock options were included in the diluted earnings per share calculation as the effect of their inclusion would be antidilutive.

	As of and for the Three Months Ended March 31, 2014[1]		As of and for the Year Ended December 31, 2013[1]	
	Historical	Pro Forma[2]	Historical	Pro Forma[2]
WRECO	(unaudited)			
Basic earnings (losses) from continuing operations per share	$ 0.08	$ 0.06	$ (1.51)	$ (1.17)
Diluted earnings (losses) from continuing operations per share	$ 0.08	$ 0.06	$ (1.51)	$ (1.17)
Book value per common share outstanding	$ 8.06	$ 6.22	$ 7.97	$ 6.15
Dividends declared per common share outstanding	$ 0.00	$ 0.00	$ 0.00	$ 0.00

(1) Historical per share figures are based on 100,000,000 shares, and pro forma per share figures are based on 129,700,000 shares. Per share figures include pretax impairment charges of $343.3 million and operating costs of $2.4 million that relate to Coyote Springs which, under the terms of the Transaction Agreement, will be excluded from the Transactions and retained by Weyerhaeuser.

(2) Pro forma per share amounts reflect the exchange ratio of 1.297 shares of TRI Pointe common stock to be exchanged for each WRECO common share so that the per share amounts are equated to the respective values for one share of TRI Pointe common stock.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser and there is no established trading market in WRECO common shares. WRECO common shares do not currently trade separately from Weyerhaeuser common shares.

	As of and for the Three Months Ended March 31, 2014		As of and for the Year Ended December 31, 2013	
	Historical	Pro Forma	Historical	Pro Forma
Weyerhaeuser	(unaudited)			
Basic earnings per share attributable to Weyerhaeuser common shareholders	$ 0.31	$ 0.34	$ 0.95	$ 0.98
Diluted earnings per share attributable to Weyerhaeuser common shareholders	$ 0.31	$ 0.34	$ 0.95	$ 0.97
Book value per common share outstanding	$ 11.71	$ 11.62	$ 11.64	$ 11.64
Dividends declared per common share	$ 0.22	$ 0.25	$ 0.81	$ 0.92

Historical Common Stock Market Price and Dividend Data

Weyerhaeuser common shares currently trade on the NYSE under the symbol "WY". On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of Weyerhaeuser common shares reported by the NYSE was $30.34. On ~~ , ~~**May 9, 2014,** the last trading day prior to the public announcement of this exchange offer, the last sale price of Weyerhaeuser common shares reported by the NYSE was $~~ .~~**30.30.** On ~~ ,~~**May 19,** 2014, the last trading day prior to the ~~filing~~**submission** of this document, the last sale price of Weyerhaeuser common shares reported by the NYSE was $~~ .~~**30.21.**

Shares of TRI Pointe common stock currently trade on the NYSE under the symbol "TPH". On November 1, 2013, the last trading day before the announcement of the Transactions, the last sale price of TRI Pointe common stock reported by the NYSE was $15.38. On ~~ , ~~**May 9, 2014,** the last trading day prior to the public announcement of this exchange offer, the last sale price of TRI Pointe common stock reported by the NYSE was $~~ .~~**16.60.** On ~~ ,~~**May 19,** 2014, the last trading day prior to the ~~filing~~**submission** of this document, the last sale price of TRI Pointe common stock reported by the NYSE was $~~ .~~**16.96.**

The following table sets forth the high and low sale prices of Weyerhaeuser common shares and TRI Pointe common stock on the NYSE for the periods indicated as well as the dividends per share paid by Weyerhaeuser to Weyerhaeuser shareholders and TRI Pointe to TRI Pointe stockholders for these periods. The quotations are as reported in published financial sources.

	Weyerhaeuser Per Share Dividends[1]	Weyerhaeuser Common Shares		TRI Pointe Per Share Dividends[2]	TRI Pointe Common Stock[2][3]	
		High	Low		High	Low
Year Ending December 31, 2014						
First Quarter	$ 0.22	$ 31.59	$ 28.63	$ 0.00	$ 20.00	$ 16.19
Second Quarter (through May ~~7,~~**19,** 2014)	$ 0.00	$ ~~30.38~~**30.74**	$ 27.48	$ 0.00	$ 17.45	$ 15.41
Year Ended December 31, 2013						
First Quarter	$ 0.17	$ 31.74	$ 28.36	$ 0.00	$ 21.25	$ 17.50
Second Quarter	$ 0.20	$ 33.24	$ 26.38	$ 0.00	$ 21.18	$ 14.24
Third Quarter	$ 0.22	$ 29.86	$ 26.64	$ 0.00	$ 17.22	$ 13.95
Fourth Quarter	$ 0.22	$ 32.00	$ 28.01	$ 0.00	$ 20.29	$ 13.43
Year Ended December 31, 2012						
First Quarter	$ 0.15	$ 22.36	$ 18.50	N/A	N/A	N/A
Second Quarter	$ 0.15	$ 22.36	$ 18.60	N/A	N/A	N/A
Third Quarter	$ 0.15	$ 28.06	$ 21.87	N/A	N/A	N/A
Fourth Quarter	$ 0.17	$ 28.82	$ 24.74	N/A	N/A	N/A

THE TRANSACTIONS

On November 4, 2013, TRI Pointe and Weyerhaeuser announced that they, along with WRECO and Merger Sub, had entered into the Transaction Agreement, which provides for the combination of TRI Pointe's business and the Real Estate Business.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to make a cash payment to WNR, a subsidiary of Weyerhaeuser. Weyerhaeuser will then cause the REB Transfers to occur.

Following the REB Transfers, Weyerhaeuser will cause WNR to distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser in the WRECO Spin.

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger. Immediately after the Distribution and at the effective time of the Merger, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock.

TRI Pointe expects to issue 129,700,000 shares of TRI Pointe common stock in the Merger, excluding shares to be issued on exercise or vesting of equity awards held by WRECO employees that are being assumed by TRI Pointe in connection with the Transactions. Based upon the reported closing sale price of $ **16.18** per share for TRI Pointe common stock on the NYSE on **May 15,** 2014, the total value of the shares to be issued by TRI Pointe and the amount of cash received by WNR, a subsidiary of Weyerhaeuser, in the Transactions, including from the proceeds of the New Debt (which will be an obligation of WRECO and will be guaranteed by WRECO's material wholly owned subsidiaries (and after the consummation of the Merger, TRI Pointe and its material wholly owned subsidiaries), subject to certain exceptions) as discussed below, but not including any Adjustment Amount as described in "The Transaction Agreement—Payment of Adjustment Amount", would have been approximately $ **2.8** billion. The actual value of the consideration to be paid by TRI Pointe will depend on the market price of shares of TRI Pointe common stock at the time of determination and on the Adjustment Amount.

After the consummation of the Merger, TRI Pointe will own and operate the Real Estate Business through WRECO, which will be a wholly owned subsidiary of TRI Pointe, and will also continue its current businesses. All shares of TRI Pointe common stock, including those issued in the Merger, will be listed on the NYSE under TRI Pointe's current trading symbol "TPH".

Below is a step-by-step description of the sequence of material events relating to the Transactions.

Step 1   *WRECO Stock Split*

On January 17, 2014, WRECO effected the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding was increased to 100,000,000 shares and the par value of each WRECO common share was reduced to $0.04 per share.

Step 2   *New Debt*

WRECO and certain financial institutions executed the Commitment Letter pursuant to which WRECO will incur the New Debt in the form of (i) the Debt Securities, (ii) the Senior Unsecured Bridge Facility or (iii) a combination thereof, on the terms and conditions set forth therein, as described in "Debt Financing—Debt Securities" and "Debt Financing—Bridge Facility". Prior to the Closing Date, WRECO intends to enter into definitive agreements providing for the New Debt, but those agreements will be conditional upon the consummation of the Transactions.

Under the Transaction Agreement, on the date of the Distribution, WRECO will incur the New Debt and use the proceeds thereof to pay approximately $739 million in cash to WNR (the current direct parent entity of WRECO), which cash will be retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries). The cash payment will be a repayment by WRECO of certain existing intercompany debt between WRECO and WNR or, to the extent that the cash payment exceeds the amount of the intercompany debt, it will be a distribution. WRECO will also pay to WNR a cash amount equal to all unpaid interest on WRECO's intercompany debt that has accrued between the date of the Transaction Agreement and the date of the Distribution. After giving effect to those payments, WNR will contribute any remaining unpaid intercompany debt to WRECO such that WRECO will have no further liability in respect of its intercompany debt.

Step 3   *REB Transfers*

Under the terms of the Transaction Agreement, certain assets and liabilities of WRECO and its subsidiaries relating to the Real Estate Business will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), including the assets and liabilities relating to Coyote Springs.

Weyerhaeuser and its subsidiaries will transfer to WRECO and its subsidiaries certain assets relating to the Real Estate Business not already owned or held by WRECO or its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) certain assets of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date. Weyerhaeuser and its subsidiaries will also transfer to WRECO and its subsidiaries, and WRECO and its subsidiaries will assume, certain liabilities relating to the Real Estate Business that are not already liabilities of WRECO and its subsidiaries, and WRECO and its subsidiaries will transfer to Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), and Weyerhaeuser or those subsidiaries will assume, certain liabilities of WRECO and its subsidiaries that the parties have agreed will be excluded from the Transactions and retained by Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) following the Closing Date.

Step 4   *WRECO Spin*

WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser.

Step 5   *Distribution*

Weyerhaeuser will offer to Weyerhaeuser shareholders in this exchange offer the right to exchange all or a portion of their Weyerhaeuser common shares for WRECO common shares at a discount to the equivalent per-share value of TRI Pointe common stock, subject to proration in the event of oversubscription. If this exchange offer is consummated but fewer than all of the issued and outstanding WRECO common shares are exchanged because this exchange offer is not fully subscribed, the remaining WRECO common shares owned by Weyerhaeuser will be distributed on a pro rata basis to Weyerhaeuser shareholders whose Weyerhaeuser common shares remain outstanding after the consummation of this exchange offer. In all cases, the exchange agent will hold all issued and outstanding WRECO common shares in trust until the WRECO common shares are converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock for each WRECO common share in the Merger. You will not be able to trade WRECO common shares during this period or at any time before or after the consummation of the Merger.

~~As previously noted, WRECO has prepared this document under the assumption that the WRECO common shares will be distributed to Weyerhaeuser shareholders pursuant to a split-off. Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off and, once a final decision is made, this document will be amended to reflect that decision, if necessary.~~

Step 6   *Merger*

Immediately following the Distribution, Merger Sub will merge with and into WRECO, with WRECO surviving the Merger and becoming a wholly owned subsidiary of TRI Pointe. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Cash will be paid in lieu of fractional shares of TRI Pointe common stock.

Immediately after the consummation of the Merger, the ownership of TRI Pointe common stock on a fully diluted basis is expected to be as follows: (i) WRECO common shares will have been converted into the right to receive, in the aggregate, approximately 79.6% of the then outstanding TRI Pointe common stock, (ii) the TRI Pointe common stock outstanding immediately prior to the consummation of the Merger will represent approximately 19.4% of the then outstanding TRI Pointe common stock and (iii) outstanding equity awards of WRECO and TRI Pointe employees will represent the remaining 1.0% of the then outstanding TRI Pointe common stock.

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respect to offerings of 29,000,000 Weyerhaeuser common shares and 12,000,000 6.375% Mandatory Convertible Preference Shares, Series A by Weyerhaeuser in June, 2013, and as a lender to Weyerhaeuser pursuant to its Revolving Credit Facility since June 2011 (aggregate commitment $53,500,000). The DB Group has received aggregate fees of approximately €8.2 million for such services unrelated to the Merger from Weyerhaeuser and its subsidiaries since January 1, 2011. The DB Group may also provide investment and commercial banking services to TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, in the future, for which the DB Group would expect to receive compensation. In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of TRI Pointe, WRECO, Weyerhaeuser and their respective affiliates, including Starwood Capital and Starwood Property Trust, for their own accounts and for the accounts of their customers. Accordingly, the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

Certain Financial Projections

TRI Pointe was provided certain non-public financial projections and assumptions prepared by management of Weyerhaeuser and WRECO with respect to WRECO as a standalone entity for the years ending December 31, 2014, 2015 and 2016 (the "WRECO Provided Information"). TRI Pointe's management believed that the forecasted financial results contained in these projections were not achievable given its knowledge of the then-current market conditions of the geographic areas in which WRECO operates and its experience in the homebuilding industry. As such, TRI Pointe's management prepared adjusted WRECO projections for the same years (the "TRI Pointe Prepared Projections") based on its judgment and experience in the homebuilding industry, in consultation with outside advisors, and using certain historical data and future project-related assumptions contained in the WRECO Provided Information. The TRI Pointe Prepared Projections were used by TRI Pointe's management and board of directors to evaluate the potential strategic combination of TRI Pointe's business with the Real Estate Business. The financial projections included in the WRECO Provided Information were not relied upon by TRI Pointe's management or board of directors and should not be given weight by Weyerhaeuser shareholders, for the reason stated above. Moreover, as the future is unknowable, even good faith projections are inherently unreliable.

The TRI Pointe Prepared Projections are being included in this document solely to give Weyerhaeuser shareholders access to information that was made available to the TRI Pointe board of directors. The WRECO Provided Information is being included in this document solely because TRI Pointe's management used certain historical data and future project-related assumptions included in the WRECO Provided Information in connection with its preparation of the TRI Pointe Prepared Projections.

Neither the WRECO Provided Information nor the TRI Pointe Prepared Projections ~~were~~**was** prepared with a view towards public disclosure or compliance with published guidelines of the SEC regarding projections, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. Moreover, no independent auditor has examined, compiled or performed any procedures with respect to the prospective financial information contained in the WRECO Provided Information or the TRI Pointe Prepared Projections and, accordingly, no independent auditor has expressed an opinion or any other form of assurance with respect thereto. In addition, the WRECO Provided Information and TRI Pointe Prepared Projections were not prepared by Weyerhaeuser's financial advisors or TRI Pointe's financial advisors, and the financial advisors assume no responsibility for their content. Furthermore, the WRECO Provided Information and TRI Pointe Prepared Projections:

- were based upon numerous estimates or expectations, beliefs, opinions and assumptions with respect to WRECO's business, results of operations and financial condition, customer requirements, competition, general business, economic, market, regulatory and financial conditions and other future events that the management of TRI Pointe, with respect to the TRI Pointe Prepared Projections, and the managements of Weyerhaeuser and WRECO, with respect to the WRECO Provided Information, believed to be reasonable when made, all of which are difficult to predict and many of which are beyond WRECO's or TRI Pointe's control and may not prove to be accurate;

- do not reflect current estimates or expectations, beliefs, opinions or assumptions by the management of WRECO or TRI Pointe with respect to the prospects of WRECO's business, changes in general business or economic conditions;

- do not take into account any transactions, circumstances or events occurring after the date they were prepared, including the Transactions contemplated by the Transaction Agreement and the effect of any failure of the Merger to occur;

- are not necessarily indicative of current market conditions, values or future performance, which may be significantly more favorable or less favorable than as set forth in these projections; and

- are not, and should not be regarded as, a representation that any of the expectations contained in, or forming a part of, the financial projections will be achieved.

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Weyerhaeuser's and WRECO's management believe that the assumptions that were included in the WRECO Provided Information, and TRI Pointe's management believes that the assumptions used as a basis for the TRI Pointe Prepared Projections were reasonable at the ~~time~~**times** they were made, given the information available to WRECO's management and TRI Pointe's management at the time; however, neither the WRECO Provided Information nor the TRI Pointe Prepared Projections ~~are~~**is** a guarantee of future performance. Notably, since the WRECO Provided Information and the TRI Pointe Prepared Projections were prepared, market conditions in certain of the areas in which WRECO operates have softened compared to the market conditions existing during the first half of 2013. Additionally, these projections did not factor in the operational limits on WRECO during the pendency of the Transactions pursuant to the Transaction Agreement, such as WRECO's $950 million borrowing limit with respect to intercompany debt, which may inhibit WRECO's ability to perform in line with the WRECO Provided Information or the TRI Pointe Prepared Projections. See "The Transaction Agreement—Covenants Relating to the Conduct of Business."

The future financial results of WRECO may materially differ from those expressed in the WRECO Provided Information and the TRI Pointe Prepared Projections due to factors that are beyond WRECO's or TRI Pointe's ability to control or predict. Moreover, the revenue projections and other assumptions upon which these projections were based are subjective in many respects and are subject to various interpretations. WRECO and TRI Pointe and their respective affiliates and representatives do not intend to, and, except to the extent required by applicable law, expressly disclaim any obligation to, update, revise or correct the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

Although the WRECO Provided Information and TRI Pointe Prepared Projections are presented with numerical specificity, they are forward-looking statements that ~~are~~**were** based on expectations of WRECO's and TRI Pointe's management at the ~~time~~**times** the projections were prepared and involve inherent risks and uncertainties, including factors that could cause actual outcomes and results to differ materially from those expressed or implied in these projections. Such factors include, but are not limited to, those described under "Risk Factors" and those incorporated herein by reference from Item 1A of TRI Pointe's Annual Report on Form 10-K for the fiscal year ended December 31, 2013. Further, these projections cover multiple years and such information by its nature becomes less reliable with each successive quarter and year. For the foregoing reasons, the inclusion of projections in this document should not be regarded as an indication that WRECO or TRI Pointe or their respective affiliates and representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such.

The WRECO Provided Information and TRI Pointe Prepared Projections should be evaluated in conjunction with the limitations described above and the historical financial statements and other information regarding WRECO contained elsewhere in this document.

The WRECO Provided Information

The following is a summary of the financial projections provided to TRI Pointe in the WRECO Provided Information:

(Dollars in millions)	Fiscal Year ending December 31,		
	2014E	2015E	2016E
Revenues	$ 1,962	$ 2,494	$ 3,046
Income before income taxes	$ 299	$ 418	$ 504
EBITDA	$ 355	$ 481	$ 571
Total assets	$ 2,355	$ 2,630	$ 2,688
Total liabilities	$ 1,152	$ 1,176	$ 932

The TRI Pointe Prepared Projections

TRI Pointe's management utilized certain historical data and future project-related assumptions included in the WRECO Provided Information to prepare the TRI Pointe Prepared Projections based on independent assumptions and analysis regarding certain variable factors and in consultation with outside advisors. These assumptions related to, among other matters, absorption rates, home price appreciation, market timing related to development activities and community openings and overall growth rates.

The following is a summary of the TRI Pointe Prepared Projections:

The foregoing discussion of the information and factors discussed by Weyerhaeuser's board of directors is not meant to be exhaustive. Weyerhaeuser's board of directors did not quantify or attach any particular weight to the various factors that it considered in reaching its determination to approve the Transaction Agreement and the Transactions. Rather, Weyerhaeuser's board of directors viewed its position and recommendation as being based on the totality of the information presented to and considered by it. Weyerhaeuser's board of directors evaluated the factors described above with the assistance of Weyerhaeuser's senior management and legal and financial advisors. In considering the factors described above, individual members of Weyerhaeuser's board of directors may have given different weights to other or different factors.

Interests of Certain Persons in the Transactions

As of ——,**May 15,** 2014, Weyerhaeuser's directors and executive officers owned **2.2**% of the outstanding Weyerhaeuser common shares and, as of that date, TRI Pointe's directors and executive officers owned approximately **47.8**% of the TRI Pointe common stock outstanding. None of TRI Pointe's executive officers will receive any severance as a result of the Transactions.

In connection with the Transactions, 675,876 shares of restricted stock granted to Messrs. Bauer, Mitchell and Grubbs will vest. Messrs. Bauer, Mitchell and Grubbs have entered into a lock-up agreement with the Starwood Fund, pursuant to which Messrs. Bauer, Mitchell and Grubbs have agreed not to sell these shares of TRI Pointe common stock until the Starwood Fund owns less than 4.875% of the TRI Pointe common stock outstanding. See "Other Agreements—Lock-Up Agreement". Additionally, Messrs. Bauer, Mitchell and Grubbs will each receive, contingent on the consummation of the Transactions, a bonus of $150,000 for their efforts in connection with the Transactions. Except for the foregoing, the directors and officers of Weyerhaeuser, WRECO and TRI Pointe will receive no extra or special benefit that is not shared on a pro rata basis by all other Weyerhaeuser shareholders or TRI Pointe stockholders in connection with the Transactions. As with all Weyerhaeuser shareholders, if a director or officer of Weyerhaeuser, WRECO or TRI Pointe owns Weyerhaeuser common shares, directly or indirectly, such person may participate in this exchange offer on the same terms as other Weyerhaeuser shareholders.

Accounting Treatment of the Merger

Accounting Standards Codification "ASC" 805, *Business Combinations*, requires the use of the purchase method of accounting for business combinations. In applying the purchase method, it is necessary to identify both the accounting acquiree and the accounting acquiror. In a business combination effected primarily by exchanging equity interests, the acquiror usually is the entity that issues its equity interests. However, in some business combinations, commonly called reverse acquisitions, such as the Merger, the issuing entity is the acquiree. In identifying the acquiring entity in a reverse acquisition combination, all pertinent facts and circumstances must be considered, including the following:

- The relative voting interests of TRI Pointe after the consummation of the Transactions. In this case, Weyerhaeuser shareholders are expected to receive approximately 79.6% of the equity ownership on a fully diluted basis and associated voting rights in TRI Pointe after the consummation of the Transactions.

- The size of the combining companies in the Transactions. The relative size is measured in terms of assets, revenues, net income and other applicable metrics. WRECO would represent 73%, 83% and 97%, and TRI Pointe would represent 27%, 17% and 3%, of the combined assets, revenues and net income, respectively, as of December 31, 2013.

- The composition of the governing body of TRI Pointe after the consummation of the Transactions. In this case, the board of directors of TRI Pointe following the consummation of the Transactions will be comprised of five directors selected by TRI Pointe and four directors selected by Weyerhaeuser. However, the TRI Pointe board of directors can be elected and removed at the annual meeting of TRI Pointe stockholders or through a special meeting of TRI Pointe stockholders after the consummation of the Transactions.

- The composition of the senior management of TRI Pointe after the consummation of the Transactions. In this case, TRI Pointe's senior management following the consummation of the Merger will be the same as TRI Pointe's current management team. However, the senior management can be removed by the board of directors of TRI Pointe after the consummation of the Transactions.

TRI Pointe's management has determined that WRECO will be the accounting acquiror in this reverse acquisition based on the facts and circumstances outlined above. WRECO will apply purchase accounting to the assets and liabilities of the TRI Pointe business upon the consummation of the Merger. Upon the consummation of the Transactions, the combined entity's historical financial statements will reflect only those of WRECO.

- all assets and liabilities under certain benefit plans maintained by Weyerhaeuser with respect to employees of WRECO and its subsidiaries, including the Weyerhaeuser pension plan, the Weyerhaeuser deferred compensation plan and the Weyerhaeuser salaried employees retirement plan;

- all rights under insurance policies maintained by Weyerhaeuser and its subsidiaries with respect to the Real Estate Business, except for certain insurance policies currently held by WRECO and its subsidiaries;

- all assets of Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries) used or held for use in the delivery of corporate-level services to the Real Estate Business;

- certain trademarks and intellectual property rights, including all rights to use the names of "Weyerhaeuser" and "WRECO"; and

- all liabilities to the extent arising out of or relating to assets that will be excluded from the transaction.

Termination of Intercompany Agreements

The Transaction Agreement provides that except for an intercompany agreement relating to marketing that can be terminated by either party with 90 days prior written notice, all intercompany indebtedness and intercompany contracts between WRECO and its subsidiaries, on the one hand, and Weyerhaeuser and its subsidiaries (other than WRECO and its subsidiaries), on the other hand, will be terminated on or prior to the date of the Distribution.

Consents and Delayed Transfers

If the transfer of any assets or assumption of any liabilities would constitute a violation of applicable laws or would require a consent or governmental approval that has not been obtained, then under the Transaction Agreement, that transfer of assets or assumption of liabilities will be automatically deferred until all legal impediments are removed and such consents or governmental approvals have been obtained, subject to certain exceptions. For a period of three years following the scheduled date of transfer of such assets or assumption of such liabilities, Weyerhaeuser and WRECO will be obligated to use their reasonable best efforts to remove all legal impediments to and obtain all required consents and governmental approvals for the transfer of such assets and assumption of such liabilities. During this period, the Transaction Agreement provides that those assets and liabilities will be held by the applicable party in trust and for the use and benefit of the other party (at such other party's expense) until properly conveyed.

WRECO Stock Split

The Transaction Agreement provides that, prior to the date of the Distribution, WRECO will effect the WRECO Stock Split pursuant to which the number of WRECO common shares issued and outstanding will be increased to 100,000,000 shares and the par value of each WRECO common share will be reduced to $0.04 per share. On January 17, 2014, WRECO effected the WRECO Stock Split as contemplated by the Transaction Agreement.

WRECO Spin

On the date of the Distribution, following the REB Transfers, WNR will distribute all of the issued and outstanding WRECO common shares to Weyerhaeuser pursuant to the WRECO Spin.

The Distribution

After the WRECO Spin, Weyerhaeuser will distribute all of the issued and outstanding WRECO common shares to its shareholders in the Distribution. The Transaction Agreement provides that the Distribution may be effected as a pro rata distribution of the WRECO common shares to Weyerhaeuser shareholders (sometimes referred to as a "spin-off") or, at Weyerhaeuser's election, in an exchange offer (sometimes referred to as a "split-off") or a combination of a split-off and a spin-off. ~~Weyerhaeuser will determine which approach it will take to consummate the Distribution prior to the Closing Date, and no decision has been made at this time~~ **On May 12, 2014, Weyerhaeuser's board of directors elected to distribute the WRECO common shares to Weyerhaeuser shareholders in an exchange offer; in the event the exchange offer is not fully subscribed, the remaining WRECO common shares will be distributed pursuant to a pro rata distribution**.

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DESCRIPTION OF WRECO CAPITAL STOCK

The rights of WRECO shareholders are governed by Washington law and the WRECO Charter and WRECO Bylaws. The WRECO Charter and WRECO Bylaws are included as exhibits to this document.

The following description of WRECO capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the WRECO Charter and WRECO Bylaws.

The authorized capital stock of WRECO consists of:

- 100,000,000 common shares having a par value of $.04 per share; and

- 10,000,000 preferred shares having a par value of $1.00 per share.

At May 1,15, 2014, there were outstanding:

- 100,000,000 common shares; and

- no preferred shares.

WRECO is currently an indirect wholly owned subsidiary of Weyerhaeuser. In the Merger, each issued and outstanding WRECO common share will be converted into the right to receive 1.297 fully paid and non-assessable shares of TRI Pointe common stock. Accordingly, WRECO common shares will not be transferred to participants in this exchange offer; participants will instead receive shares of TRI Pointe common stock in the Merger. No trading market currently exists or will ever exist for WRECO common shares. You will not be able to trade WRECO common shares before or after they are converted into the right to receive shares of TRI Pointe common stock in the Merger.

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DESCRIPTION OF TRI POINTE CAPITAL STOCK

The rights of TRI Pointe stockholders are governed by Delaware law and the TRI Pointe Charter and TRI Pointe Bylaws. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document.

The following description of TRI Pointe capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the complete text of the TRI Pointe Charter and TRI Pointe Bylaws.

Common Stock

The TRI Pointe Charter authorizes the issuance of up to 500 million shares of common stock, par value $0.01 per share. As of May ~~1,~~**15,** 2014, there were 31,632,533 shares of common stock issued and outstanding.

Shares of TRI Pointe common stock have the following rights, preferences and privileges:

- *Voting Rights*. Each outstanding share of common stock entitles its holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by the vote of the holders of stock having a majority of the votes that could be cast by the holders of all stock entitled to vote on such matters that are present in person or by proxy at the meeting, except that directors are elected by a plurality of the votes cast in the election of directors. TRI Pointe does not have a classified board of directors.
- *Dividends*. Subject to the rights of the holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled to receive dividends as, when and if dividends are declared by the TRI Pointe board of directors out of assets legally available for the payment of dividends. TRI Pointe currently intends to retain its future earnings, if any, to finance the development and expansion of its business and, therefore, does not intend to pay cash dividends on its common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of TRI Pointe's board of directors and will depend on TRI Pointe's financial condition, results of operations, capital requirements, restrictions contained in any financing instruments and such other factors as the TRI Pointe board of directors deems relevant.
- *Liquidation*. In the event of a liquidation, dissolution or winding up of TRI Pointe's affairs, whether voluntary or involuntary, after payment of liabilities and obligations to creditors and any holders of preferred stock, TRI Pointe's remaining assets will be distributed ratably among TRI Pointe stockholders on a per share basis.
- *Rights and Preferences*. TRI Pointe common stock has no preemptive, redemption, conversion or subscription rights. The rights, powers, preferences and privileges of TRI Pointe stockholders are subject to, and may be materially and adversely affected by, the rights of the holders of shares of any series of preferred stock that TRI Pointe may designate and issue in the future.
- *Merger*. In the event TRI Pointe merges or consolidates with or into another entity, holders of each share of TRI Pointe common stock will be entitled to receive the same per share consideration.

TRI Pointe has adopted and maintains the 2013 Long-Term Incentive Plan which provides for the grant of equity-based awards, including options to purchase shares of common stock, stock appreciation rights, common stock, restricted stock, restricted stock units and performance awards to eligible participants, which includes TRI Pointe's officers, directors, employees and consultants, and persons expected to become TRI Pointe's officers, directors, employees or consultants. As of May ~~1,~~**15,** 2014, TRI Pointe had outstanding awards to acquire approximately ~~751,456~~**750,690** shares of its common stock under this plan, and had reserved approximately ~~1,741,751~~**1,742,517** additional shares of TRI Pointe common stock for future issuances under this plan. To account for the dilutive effect of the Transactions on the TRI Pointe common stock, TRI Pointe will propose an amendment to the 2013 Long-Term Incentive Plan for approval by TRI Pointe stockholders at their annual meeting, pursuant to which the number of shares of TRI Pointe common stock available for further issuances under this plan would be increased to ~~10,941,751.~~**10,942,517.**

Preferred Stock

The TRI Pointe Charter provides that the board of directors has the authority, without action by its stockholders, to designate and issue up to 50 million shares of preferred stock in one or more classes or series and to fix for each class or series the powers, rights, preferences and privileges of each series of preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any class or series, which may be greater than the rights of the holders of TRI Pointe common stock. There are currently no shares of preferred stock outstanding. Any issuance of shares of

OWNERSHIP OF TRI POINTE COMMON STOCK

The following table sets forth the beneficial ownership of TRI Pointe common stock as of May 1,15, 2014 by (i) each of TRI Pointe's directors, (ii) each of TRI Pointe's executive officers, (iii) all of TRI Pointe's directors and executive officers as a group, and (iv) each person known by TRI Pointe to be the beneficial owner of 5% or more of outstanding TRI Pointe common stock.

To TRI Pointe's knowledge, each person named in the table has sole voting and investment power with respect to all of the securities shown as beneficially owned by such person, except as otherwise set forth in the notes to the table. The number of securities shown represents the number of securities the person "beneficially owns," as determined by the rules of the SEC. The SEC has defined "beneficial" ownership of a security to mean the possession, directly or indirectly, of voting power and/or investment power. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement or (iv) the automatic termination of a trust, discretionary account or similar arrangement. Except as noted below, the address for all beneficial owners in the table below is 19520 Jamboree Road, Suite 200, Irvine, California 92612.

Name and Address of Beneficial Owner	Shares Beneficially Owned	Percentage
Directors and Executive Officers:		
Mr. Barry S. Sternlicht[4]	14,687,474 14,814,200	46.4 46.8%
Mr. Douglas F. Bauer[1]	2,701,569 2,828,295	8.5 8.9%
Mr. Thomas J. Mitchell[2]	2,701,569 2,828,295	8.5 8.9%
Mr. Michael D. Grubbs[3]	2,701,569 2,828,295	8.5 8.9%
Mr. Jeffrey D. Frankel	1,055	*
Mr. Matthew P. Osborn	1,086	*
Mr. J. Marc Perrin	1,164	*
Mr. Richard D. Bronson	7,288	*
Mr. Wade H. Cable	37,288	*
Mr. Steven J. Gilbert	14,483	*
Mr. Thomas B. Rogers	13,288	*
All directors, director nominees and executive officers as a group (11 persons)	14,763,126 14,889,852	46.7 47.1%
5% or more Stockholder:		
VIII/TPC Holdings, L.L.C.[4][5]	14,687,474 14,814,200	46.4 46.8%
Bank of Montreal[6]	2,249,772	7.1%
Neuberger Berman Group LLC[7]	1,881,863	5.9%
Keeley Asset Management Corp.[8]	1,770,578	5.6%
Del Mar Master Fund, Ltd.[9]	1,617,200	5.1%

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*   Represents less than 1% of the number of shares of TRI Pointe common stock outstanding.

(1)   Includes an aggregate of 2,701,569 2,828,295 shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement" with respect to which Mr. Bauer may be deemed to share voting power. Of these 2,701,569 2,828,295 shares, Mr. Bauer has sole dispositive power with respect to 778,417 820,659 shares, which includes (i) 743,020 785,262 shares of TRI Pointe common stock received by Mr. Bauer, in

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his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe's formation transactions, (ii) 4,042 restricted stock units granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Bauer pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.

(2) Includes an aggregate of ~~2,701,569~~**2,828,295** shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement" with respect to which Mr. Mitchell may be deemed to share voting power. Of these ~~2,701,569~~**2,828,295** shares, Mr. Mitchell has sole dispositive power with respect to ~~778,414~~**820,656** shares, which includes (i) ~~743,020~~**785,262** shares of TRI Pointe common stock received by Mr. Mitchell, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe's formation transactions, (ii) 4,039 restricted stock units granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock granted to Mr. Mitchell pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.

(3) Includes an aggregate of ~~2,701,569~~**2,828,295** shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement" with respect to which Mr. Grubbs may be deemed to share voting power. Of these ~~2,701,569~~**2,828,295** shares, Mr. Grubbs has sole dispositive power with respect to ~~668,466~~**710,708** shares, which includes (i) ~~633,072~~**675,314** shares of TRI Pointe common stock received by Mr. Grubbs, in his capacity as a common member and Incentive Unit Holder in TPH LLC, as part of TRI Pointe's formation transactions, (ii) 4,039 restricted stock units granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan that vested on January 30, 2014 and (iii) options to purchase 31,355 shares of TRI Pointe common stock
granted to Mr. Grubbs pursuant to the 2013 Long-Term Incentive Plan (with a strike price equal to $17.00 per share) that vested on January 30, 2014.

(4) VIII/TPC Holdings, L.L.C. has sole voting power with respect to 0 shares, shared voting power with respect to ~~14,687,474~~**14,814,200** shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. Barry S. Sternlicht has sole voting power with respect to 0 shares, shared voting power with respect to ~~14,687,474~~**14,814,200** shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. VIII Management L.P. has sole voting power with respect to 0 shares, shared voting power with respect to ~~14,687,474~~**14,814,200** shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. VIII-J Management L.P. has sole voting power with respect to 0 shares, shared voting power with respect to ~~14,687,474~~**14,814,200** shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 11,985,905 shares. The Starwood Fund is managed by VIII Management L.P. and VIII-J Management L.P., which are owned affiliates of Starwood Capital Group. Barry Sternlicht is the controlling partner of Starwood Capital Group, and may be deemed to share voting power and investment control over the shares of TRI Pointe common stock held by the Starwood Fund. Mr. Sternlicht disclaims beneficial ownership of the shares of TRI Pointe common stock held by the Starwood Fund except to the extent of any pecuniary interest therein. Includes an aggregate of ~~2,701,569~~**2,828,295** shares subject to the investor rights agreement described in the section entitled "Description of TRI Pointe Capital Stock—Investor Rights Agreement" with respect to which VIII/TPC Holdings, L.L.C., Mr. Sternlicht, VIII Management L.P. and VIII-J Management L.P. may be deemed to share voting power.

(5) The address for these entities is 591 West Putnam Ave., Greenwich, CT 06830. TRI Pointe has been advised that the Starwood Fund is an affiliate of a broker-dealer. TRI Pointe has also been advised that the Starwood Fund acquired its investment in TRI Pointe in the ordinary course of business, not for resale, and that it did not have, at the time of purchase, any agreements or understandings, directly or indirectly, with any person to distribute the common stock.

(6) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Bank of Montreal, BMO Asset Management Corp., BMO Harris Bank N.A. and BMO Harris Investment Management Inc. with the SEC on February 14, 2014, which indicates that (i) Bank of Montreal has sole voting power with respect to 2,016,717 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,242,242 shares and shared dispositive power with respect to 7,530 shares; (ii) BMO Asset Management Corp. has sole voting power with respect to 1,919,601 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,145,126 shares and shared dispositive power with respect to 0 shares; (iii) BMO Harris Bank N.A. has sole voting power with respect to 95,116 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 95,116 shares and shared dispositive power with respect to 7,530 shares and (iv) BMO Harris Investment Management Inc. has sole voting power with respect to 2,000 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 2,000 shares and shared dispositive power with respect to 0 shares. The address for these entities is 1 First Canadian Place, Toronto, Ontario, Canada M5X 1A1.

(7) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Neuberger Berman Group LLC and Neuberger Berman LLC with the SEC on February 12, 2014, which indicates that (i) Neuberger Berman Group LLC has sole voting power with respect to 0 shares, shared voting power with respect to 1,843,748 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,881,863 shares and (ii) Neuberger Berman LLC has sole voting power with respect to 0 shares, shared voting power with respect to 1,843,748 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,881,863 shares. The address for these entities is 605 Third Avenue, New York, NY 10158.

(8) The information regarding the number of shares beneficially owned was obtained from a Schedule 13G filed jointly by Keeley Asset Management Corp. and Keeley Small Cap Value Fund with the SEC on February 7, 2014, which indicates that (i) Keeley Asset Management Corp. has sole voting power with respect to 1,770,578 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 1,770,578 shares and shared dispositive power with respect to 0 shares and (ii) Keeley Small Cap Value Fund has sole voting power with respect to 0 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 0 shares. The address for these entities is 111 West Jackson, Suite 810, Chicago, Illinois 60604.

(9) The information regarding the number of shares beneficially owned was obtained from a Schedule 13D filed jointly by Del Mar Master Fund , Ltd. ("Master Fund"), Del Mar Asset Management, LP ("DMAM"), Del Mar Management, LLC ("GP") and David Freelove ("Freelove") with the SEC on January 24, 2014, which indicates that (i) Master Fund has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares; (ii) DMAM has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares; (iii) GP has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares and (iv) Freelove has sole voting power with respect to 0 shares, shared voting power with respect to 1,617,200 shares, sole dispositive power with respect to 0 shares and shared dispositive power with respect to 1,617,200 shares. The address for these entities is One Grand Central Place, 60 East 42nd Street Suite 450, New York, NY 10165.

OWNERSHIP OF WEYERHAEUSER COMMON SHARES

The following table shows, as of May ~~1,~~**15,** 2014, the number of **Weyerhaeuser** common shares beneficially owned by each **Weyerhaeuser** director and named executive officer and by all directors and all executive officers as a group as well as the number of common stock equivalent units owned by each director and named executive officer and by all directors and all executive officers as a group under ~~the Company~~**Weyerhaeuser**'s deferred compensation plans. Percentages of total beneficial ownership have been calculated based upon ~~585,050,343~~**585,262,858** shares, which was the total number of common shares outstanding as of May ~~1,~~**15,** 2014.

Name of Individual or Identity of Group	Voting and or Dispositive Powers (number of common shares) (1)(2)(3)(4)(5)(6)	Percent of Class (common shares)	Common Stock Equivalent Units (7)
Directors and Executive Officers:			
Patricia M. Bedient	~~723,338~~**723,334**	*	78,399
Lawrence B. Burrows	3,062	*	—
Debra A. Cafaro	4,357	*	52,404
Srinivasan Chandrasekaran	~~426,338~~**426,333**	*	15,537
Mark. A Emmert	11,475	*	19,648
Daniel S. Fulton	2,632,515	*	78,956
Thomas F. Gideon	408,025	*	117
John I. Kieckhefer	7,937,929	1.4**%**	149,044
Wayne W. Murdy	~~20,009~~**20,273**	*	17,652
Peter M. Orser	~~137,688~~**137,677**	*	—
Nicole W. Piasecki	244,468	*	49,724
Doyle R. Simons	~~78,355~~**78,455**	*	12,155
Richard H. Sinkfield	1,351	*	67,333
D. Michael Steuert	6,714	*	55,968
Kim Williams	11,070	*	51,258
Charles R. Williamson	17,683	*	~~115,701~~**115,702**
Directors and executive officers as a group (22 persons)	~~13,102,834~~**13,102,917**	2.2**%**	~~790,686~~**790,687**

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* Denotes amount is less than 1%

(1) Includes the number of shares that could be acquired within 60 days of May ~~1,~~**15,** 2014 pursuant to outstanding stock options, as follows: Ms. Bedient, 620,327 shares; Mr. Chandrasekaran, 354,520 shares; Mr. Orser, 99,229 shares, Mr. Simons: 21,029 shares, and of the executive officers as a group, 1,385,600 shares.

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(2)   Includes shares for which certain of the directors and nominees share voting and dispositive powers with one or more other persons as follows: Mr. Kieckhefer, 5,649,851 shares; and Ms. Piasecki, 202,020 shares.

(3)   Beneficial ownership of the common shares is disclaimed by certain of the persons listed as follows: Mr. Kieckhefer, 6,966,127 shares; Mr. Murdy, 264 shares; Ms. Piasecki, 209,698 shares; and Mr. Simons, 328 shares.

(4)   Includes RSUs granted to the directors on April 10, 2014 that will vest and be payable on April 10, 2015 in shares of the Company's common stock, as follows: Mr. Emmert, 3,513 shares; Mr. Murdy, 3,513 shares; Mr. Steuert, 3,513 shares; Ms. Williams, 3,513 shares; and Mr. Williamson, 5,620 shares.

(5)   Shares reflected for Messrs. Burrows, Fulton and Gideon are as of January 17, 2014 (the date used for the beneficial ownership table contained in Weyerhaeuser Company's Notice of the 2014 Annual Meeting and Proxy Statement dated March 7, 2014). Messrs. Burrows, Fulton and Gideon have all terminated employment with Weyerhaeuser Company. Shares reflected for Messrs. Burrows, Fulton and Gideon include (i) shares that could be acquired within 60 days of January 17, 2014 pursuant to outstanding stock options, as follows: Mr. Fulton, 2,242,806 shares and Mr. Gideon, 281,322 shares; (ii) the number of restricted stock units that vest within 60 days of January 17, 2014 as follows: Mr. Fulton, 38,406 shares and Mr. Gideon, 20,174 shares; and (iii) the number of performance share units that vest within 60 days of January 17, 2014 as follows: Mr. Fulton, 116,468 shares and Mr. Gideon, 29,367 shares.

(6)   Includes the number of restricted stock units that vest within 60 days of May ~~1,~~15, 2014 as follows: Mr. Simons, 5,508 shares.

(7)   Common stock equivalent units held as of May ~~1,~~15, 2014 under the Fee Deferral Plan for Directors or under the Incentive Compensation Plan for Executive Officers. The common stock equivalent units will be repaid to the director or executive officer at the end of the deferral period in the form of shares of Company common stock.

The following table shows the number of common shares held by persons known to Weyerhaeuser to beneficially own more than five percent of its outstanding common shares as of May 15, 2014.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class (common shares)
Capital World Investors **333 South Hope Street** **Los Angeles, CA 90071**	**53,831,470[1]**	**9.2%**
BlackRock, Inc. **40 East 52nd Street** **New York, NY 10022**	**43,721,878[2]**	**7.5%**
T. Rowe Price Associates, Inc. **100 E. Pratt Street** **Baltimore, MD 21202**	**41,266,445[3]**	**7.0%**

(1)   Based on a Schedule 13G/A dated February 13, 2014 in which Capital World Investors, a division of Capital Research and Management Company, reported that as of December 31, 2013 it had sole voting and dispositive power over 53,831,470 shares. Capital World Investors disclaims beneficial ownership of all of the shares.

(2)   Based on a Schedule 13G/A dated February 10, 2014 in which BlackRock, Inc. reported that as of December 31, 2013 it had sole voting power over 35,709,960 shares and sole dispositive power over 43,721,878 shares.

(3)   Based on a Schedule 13G/A dated February 13, 2014 in which T. Rowe Price Associates, Inc. reported that as of December 31, 2013 it had sole voting power over 12,008,865 shares and sole dispositive power over 41,188,445 shares. T. Rowe Price Associates, Inc. disclaims beneficial ownership of all the shares.

As of May ~~1,~~15, 2014, none of TRI Pointe's directors or executive officers beneficially own any Weyerhaeuser common shares.

COMPARISON OF RIGHTS OF WEYERHAEUSER SHAREHOLDERS AND TRI POINTE STOCKHOLDERS

TRI Pointe is a Delaware corporation subject to the provisions of the Delaware General Corporation Law ("Delaware law"). Weyerhaeuser is a Washington corporation subject to the provisions of the Washington Business Corporation Act ("Washington law"). Weyerhaeuser shareholders, whose rights are currently governed by Weyerhaeuser's Articles of Incorporation, as amended (the "Weyerhaeuser articles of incorporation"), Weyerhaeuser's bylaws (the "Weyerhaeuser bylaws") and Washington law, will, with respect to the shares validly tendered and exchanged in this Exchange Offer, become stockholders of TRI Pointe and their rights will be governed by the TRI Pointe Charter, the TRI Pointe Bylaws and Delaware law.

The following description summarizes the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger, but does not purport to be a complete statement of all of those differences or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. The following description is qualified in its entirety by, and Weyerhaeuser shareholders should read carefully the relevant provisions of, the TRI Pointe Charter, the TRI Pointe Bylaws, the Weyerhaeuser articles of incorporation and the Weyerhaeuser bylaws. The Weyerhaeuser articles of incorporation have been publicly filed with the SEC as an exhibit to Weyerhaeuser's Quarterly Report on Form 10-Q filed on May 6, 2011 and Current Report on Form 8-K filed on June 20, 2013, and the Weyerhaeuser bylaws have been publicly filed with the SEC as an exhibit to Weyerhaeuser's Quarterly Report on Form 10-Q filed on May 6, 2011. The TRI Pointe Charter and the TRI Pointe Bylaws are included as exhibits to this document. See "Description of TRI Pointe Capital Stock".

Authorized Capital Stock

The following table sets forth the authorized capital stock of TRI Pointe and the estimated number of shares of capital stock of TRI Pointe that would have been outstanding if the Transactions had been consummated as of ———, ——— May 15, 2014, and the authorized and issued capital stock of Weyerhaeuser as of ———, ———, May 15, 2014, without giving effect to this Exchange Offer.

Class of Security	Authorized	Outstanding
TRI Pointe:		
Common stock, par value $0.01 per share	500,000,000	31,632,533
Weyerhaeuser:		
Common shares, par value $1.25 per share	1,360,000,000	585,262,858
Preferred shares, par value $1.00 per share	7,000,000	0
Preference shares, par value $1.00 per share	40,000,000	13,800,000

The following table sets forth the material differences between the rights associated with TRI Pointe common stock and Weyerhaeuser common shares that may affect Weyerhaeuser shareholders whose shares are accepted for exchange in this Exchange Offer and who will obtain shares of TRI Pointe common stock in the Merger.

STOCKHOLDER RIGHT	TRI POINTE	WEYERHAEUSER
Voting Rights	Each outstanding share of TRI Pointe common stock entitles its holder to one vote on all matters submitted to a vote of TRI Pointe stockholders, including the election of directors. There are no cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes that could be cast by the holders of all stock entitled to vote on such question that are present in person or by proxy at the meeting, except that directors shall be elected by a plurality of the votes cast in the election of directors.	Each holder of Weyerhaeuser common shares is entitled to one vote per share with respect to all matters. There are no cumulative voting rights. Generally, all matters to be voted on by shareholders must be approved by a majority of the votes cast present in person or represented by proxy and entitled to vote. Directors are elected if the votes cast for such nominee's election exceed the votes cast against, except that directors shall be elected by a plurality of the votes cast in any contested election.

WHERE YOU CAN FIND MORE INFORMATION; INCORPORATION BY REFERENCE

WRECO has filed with the SEC a registration statement on Form S-4 and Form S-1 under the Securities Act, of which this document forms a part, to register with the SEC the WRECO common shares to be distributed to Weyerhaeuser shareholders pursuant to a ~~spin-off or a~~ split-off in connection with the Merger. ~~Based on market conditions prior to the consummation of the Transactions, Weyerhaeuser will determine whether the WRECO common shares will be distributed to Weyerhaeuser shareholders in a spin-off or a split-off. Weyerhaeuser will determine which approach it will take prior to the consummation of the Transactions and no decision has been made at this time. If Weyerhaeuser elects to distribute WRECO common shares through a split-off, it~~**Weyerhaeuser** will also file a Tender Offer Statement on Schedule TO with the SEC with respect to this exchange offer. This document constitutes Weyerhaeuser's offer to exchange, in addition to being a prospectus of WRECO.

TRI Pointe will file a **definitive** proxy statement that relates to the special meeting of TRI Pointe stockholders to, among other things, approve the issuance of shares of TRI Pointe common stock in the Merger. In addition, TRI Pointe has filed a Registration Statement on Form S-4 to register the issuance of shares of its common stock that will be issued in the Merger.

This document does not contain all of the information set forth in the registration statement, the exhibits to the registration statement or the Schedule TO, selected portions of which are omitted in accordance with the rules and regulations of the SEC. For further information pertaining to Weyerhaeuser and WRECO, reference is made to the registration statement and its exhibits.

Statements contained in this document or in any document incorporated by reference in this document as to the contents of any contract or other document referred to within this document or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each statement in this document regarding a contract or other document is qualified in all respects by such contract or other document.

The SEC allows certain information to be "incorporated by reference" into this document. The information incorporated by reference is deemed to be part of this document, except for any information superseded or modified by information contained directly in this document or in any document subsequently filed by Weyerhaeuser or TRI Pointe that is also incorporated or deemed to be incorporated by reference. This document incorporates by reference the documents set forth below that Weyerhaeuser or TRI Pointe has filed with the SEC and any future filings by Weyerhaeuser or TRI Pointe under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this document to the date that shares are accepted pursuant to this exchange offer (or the date that this exchange offer is terminated), except, in any such case, for any information therein which has been furnished rather than filed, which shall not be incorporated herein. Subsequent filings with the SEC will automatically modify and supersede information in this document. These documents contain important information about Weyerhaeuser, TRI Pointe and their respective business and financial conditions.

Weyerhaeuser:

- Weyerhaeuser's Annual Report on Form 10-K for the year ended December 31, 2013 (including information incorporated by reference into such Form 10-K from our Definitive Proxy Statement on Form DEF14A, filed on February 25, 2014);

- Weyerhaeuser's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

- Weyerhaeuser's Current Report on Form 8-K filed June 17, 2013 (relating to the consolidated financial statements of Longview Timber LLC);

- Weyerhaeuser's Current Report on Form 8-K filed January 7, 2014;

- Weyerhaeuser's Current Report on Form 8-K filed January 24, 2014;

- Weyerhaeuser's Current Report on Form 8-K filed February 19, 2014;

- Weyerhaeuser's Current Report on Form 8-K filed March 4, 2014; ~~and~~

- Weyerhaeuser's Current Report on Form 8-K filed April 16, **2014; and**

- **Weyerhaeuser's Current Report on Form 8-K filed May 12,** 2014.

TRI Pointe:

- TRI Pointe's Annual Report on Form 10-K for the year ended December 31, 2013;

- TRI Pointe's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014;

- TRI Pointe's Current Report on Form 8-K filed January 2, 2014;

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- TRI Pointe's Current Report on Form 8-K filed April 1, 2014;

- TRI Pointe's Current Report on Form 8-K filed May 5, 2014; and

- The description of TRI Pointe common stock contained in TRI Pointe's registration statement on Form 8-A, filed January 28, 2013.

You may read and copy all or any portion of the registration statement filed by WRECO at the offices of the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains a website, http://*www.sec.gov*, that contains reports, proxy and prospectus and other information regarding registrants, such as Weyerhaeuser and TRI Pointe, that file electronically with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms and the SEC's website. You can also find additional information about Weyerhaeuser at *http://www.weyerhaeuser.com* and about TRI Pointe at *http://www.tripointehomes.com.*

Weyerhaeuser's documents incorporated by reference are available without charge upon request to the information agent, Innisfree M&A Incorporated, telephone (877) 687-1866 (shareholders) or (212) 750-5833 (banks and brokers). In order to ensure timely delivery, any request should be submitted no later than ——,**June 25,** 2014. TRI Pointe's documents incorporated by reference (other than exhibits or portions of exhibits not specifically incorporated by reference herein) are available without charge upon request to TRI Pointe Homes, Inc., Attn: Investor Relations, 19520 Jamboree Road, Suite 200, Irvine, California 92612, telephone: (949) 478-8600. In order to ensure timely delivery, any request should be submitted no later than ——,**June 25,** 2014.

Weyerhaeuser, WRECO and TRI Pointe have not authorized anyone to give any information or make any representation about this exchange offer that is different from, or in addition to, that contained in this document or in any of the materials that are incorporated by reference in this document.

Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained or incorporated by reference in this document speaks only as of the date of this document or the incorporated document unless the information specifically indicates that another date applies.

Weyerhaeuser will maintain a website at *http://www.WeyerhaeuserTRIPointeExchange.com* that provides the indicative exchange ratio, updated by 4:30 p.m., New York City time, on each day during the exchange offer period, calculated as though that day were the expiration date of this exchange offer. The final exchange ratio will be available by contacting the information agent at the toll-free number provided on the back cover of this document, by press release issued by Weyerhaeuser and at *http://www.WeyerhaeuserTRIPointeExchange.com*, in each case by 4:30 p.m., New York City time, on the final day of the exchange offer period. During the period of the Valuation Dates, when the per-share values of Weyerhaeuser common shares, WRECO common shares and TRI Pointe common stock are calculated for the purposes of this exchange offer, the website will show the indicative exchange ratios based on indicative calculated per share values which will equal (i) on the first Valuation Date, the Intra-Day VWAP during the elapsed portion of that day, (ii) on the second Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and (iii) on the third Valuation Date, the Intra-Day VWAP during the elapsed portion of that day averaged with the actual daily VWAP on the first Valuation Date and with the actual daily VWAP on the second Valuation Date.